CONFIDENTIAL TREATMENT REQUESTED BY Huake Holding Biology Co., LTD

As confidentially submitted to the Securities and Exchange Commission on December 11, 2020

Registration No. 333 – [●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Huake Holding Biology Co., LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	2075	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Shuhe Road, Tangchi Town

Shucheng County, Lu’an City, Anhui Province

People’s Republic of China 231343

+86 564 8242 222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, Delaware 19711

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, NY 10022 (212) 530-2208	[Underwriter’s counsel]

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Ordinary Shares, par value US$[●] per share	[●]	[●]	US$	[●]	US$	[●]
Underwriter Warrants(2)	[●]	[●]		[●]		[●]
Ordinary Shares, par value US$[●] per share, underlying the Underwriter Warrants(2)	[●]	[●]	US$	[●]	US$	[●]
Total	[●]	[●]	US$	[●]	US$	[●]

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.

(2)	The Registrant will issue to the Underwriter warrants to purchase a number of Ordinary Shares equal to an aggregate of [●]% of the Ordinary Shares (the “Underwriter Warrants”) sold in the offering. The exercise price of the Underwriter Warrants is equal to [●]% of the offering price of the Ordinary Shares offered hereby. Assuming a maximum placement and an exercise price of $[●] per share, we would receive, in the aggregate, $[●] upon exercise of the Underwriter Warrants. The Underwriter Warrants are exercisable at any time, and from time to time, in whole or in part, within [●] years commencing from the effective date of the offering.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

As submitted to the Securities and Exchange Commission on December 11, 2020

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2020

[●] Ordinary Shares

Huake Holding Biology Co., LTD.

This is an initial public offering of our ordinary shares. We are offering on a firm commitment basis our ordinary shares, par value $1 per share (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price will be in the range of $[●] to $[●] per Ordinary Share. We have reserved the symbol “HUAK” for purposes of listing our Ordinary Shares on Nasdaq Capital Market (“Nasdaq”) and plan to apply to list our Ordinary Shares on Nasdaq. We cannot assure you that our application will be approved; if it is not approved, we will not complete this offering.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 39 of this prospectus for more information.

		Per Share		Total (4)
Public offering price	$		$
Underwriter discount (1)	$		$
Proceeds to us, before expenses (2)	$		$
Proceeds to selling shareholder, before expenses (3)	$		$

(1)	We have agreed to pay [●] (the “Underwriter”) a fee equal to [●]% of the gross proceeds of the offering. We have agreed to grant to the Underwriter warrants equal to [●]% of the aggregate number of Ordinary Shares sold in the offering. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

(2)	The total Underwriter’s expenses related to this offering are set forth in the section entitled “Underwriting.”

(3)	The Underwriter will not receive any compensation from the sale of shares by the selling shareholder.

(4)	Assumes that the Underwriter does not exercise any portion of its over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $          million, exclusive of the above commissions. In addition, we will pay additional items of value in connection of this offering that are viewed by the Financial Industry Regulatory, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of [●] days after the closing of this offering to purchase up to [●]% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, after underwriting commissions and expenses but before offering expenses, will be $[●]. If we complete this offering, net proceeds will be delivered to our company on the closing date.

One of the conditions to our obligation to sell any securities through the underwriters is that, upon the closing of the offering, the Ordinary Shares would qualify for listing on Nasdaq.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [●], 2020.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Until          , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Huake” are to Huake Holding Biology Co., LTD., an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“Ruiyuan HK” are to Huake’s wholly owned subsidiary, China Ruiyuan Holding Co., Ltd., a Hong Kong corporation;

●	“Zhongruiyuan” are to Anhui Zhongruiyuan Biotechnology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Ruiyuan HK;

●	“Aokai Fa” are to Anhui Aokai Fa Grease Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a VIE that is contractually controlled by Zhongruiyuan via a series of contractual arrangement;

●	“Affiliate Entities” are to our subsidiaries and Aokai Fa and its subsidiaries, if any;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of the Company, par value US$ [●] per share;

●	“we,” “us,” or the “Company” are to one or more of Huake, and its Affiliates Entities, as the case may be;

●	“WFOE” are to wholly foreign-owned enterprise, established in the form of limited liability company;

●	“VIE” are to variable interest entity;

●	“Companies Law” is to the Cayman Islands Companies Law (2020 Revision) (as amended).

Our business is conducted by Aokai Fa, our VIE in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Overview

We are a Cayman Islands exempted company engaging in the production and sales camellia seed oil (“Camellia Oil”) products in China. We conduct our operations through a contractually controlled entity in the PRC named Anhui Aokai Fa Grease Technology Co., Ltd. (“Aokai Fa”), which was founded in 2011 in Tangchi town, Shucheng county of the Anhui province in China. Aokai Fa is a large-scale producer of Camellia Oil in the Anhui province, and we are now one of the leading enterprises of forestry and agricultural industrialization in Anhui. We integrate scientific research, farming, production, and sales. Our goal is to become a leading Camellia Oil producer in the PRC and to develop “Aokai Fa” as a leading brand in the Camellia Oil industry in the PRC.

Aokai Fa guarantees the quality of its Camellia Oil through a vertically integrated system which starts from the farms all the way through production and sales. We have perfected our production process and hold multiple patents. Our products are produced in a sterile environment where we maintain strict control over our products’ quality at a much higher level than the national testing standards.

We sell our products mainly through offline distribution channels covering most of the provinces in China. Over many years of developing and perfecting our products, we have accumulated a stable customer base. Our distributors have sales offices in Beijing, Guangxi, Fujian, Shandong, Zhejiang, Jiangsu, Hainan, Henan and Shenzhen, covering most of the geographical provinces across China.

Our sales revenue increased strongly and steadily over the years, reaching RMB 80,750,531 for the fiscal year ended September 30, 2017, RMB 91,780,010 for the fiscal year ended September 30, 2018, and RMB 95,769,278 for the fiscal year ended September 30, 2019 (approximately US$11,856,944, US$14,040,511, and US$13,929,469, respectively).

Main Products

Our main products include Camellia Oil and camellia oil cake (“Oil Cake”). Oil Cake is the residue after Camellia Oil is extracted from camellia oleifera, and it is widely used as pond cleaning agent, weed killer, bug killer, and organic fertilizer. The following chart illustrates the revenues, gross profits and gross margins generated by these two main products for the year ended September 30, 2019 and their growth rates comparing to those for the year ended September 30, 2018:

	Revenue (RMB)	Revenue (US$)	Revenue %	Growth (1)	Gross Profit (RMB)	Gross Profit (US$)	Gross Margin %	Growth (1)
Camellia Oil	90,454,544	13,156,451	94.5%	6.2%	18,270,074	2,657,349	20.2%	18.8%
Oil Cake	5,314,734	773,018	5.5%	-19.4%	668,407	97,219	12.6%	-50.3%
Total	95,769,278	13,929,469	100.0%	4.3%	18,938,481	2,754,568	19.8%	13.2%

(1)	The growth rates are calculated based on the RMB-denominated revenues and gross margins, excluding the exchange rates’ effects.

	For 6 months ended March 31, 2020									For 6 months ended March 31, 2019
	Camellia Oil			Oil Cake			Total			Camellia Oil			Oil Cake			Total
	USD	RMB		USD	RMB		USD	RMB		USD	RMB		USD	RMB		USD	RMB
Revenue	6,807,113		47,729,431	521,773		3,658,514	7,328,885		51,387,945	7,304,308		49,889,883	307,608		2,101,027	7,611,916		51,990,910
Growth	-7%		-4%	70%		74%	-4%		-1%
COGS	5,363,473		37,607,067	440,464		3,088,396	5,803,937		40,695,463	5,977,511		40,827,598	248,214		1,695,352	6,225,725		42,522,950
Gross Profit	1,443,640		10,122,364	81,309		570,118	1,524,948		10,692,482	1,326,797		9,062,285	59,394		405,675	1,386,191		9,467,960
Growth	9%		12%	37%		41%	10%		13%
Gross Margin		21%			16%			21%			18%			20%			18%

Growth Strategies

The Company will further improve on its product development and expects growth by implementing the following three strategies:

(1) Further developing new markets. With Anhui province as the starting point, we intend to break into first-tier cities by developing distribution channels and promoting sales on e-commerce platforms. At the same time, the Company is collaborating with exporting companies to re-design the packaging and re-position its products, hoping to expand our reach to the overseas markets.

(2) Launching cosmetic and personal care products. We are negotiating with leading cosmetics companies to plan for the launch of a personal care product line, which will include cosmetics, personal care products, and hygiene products that feature Camellia Oil. We registered two trademarks “Hongzhiyu” (虹之玉) and “Shuiyiyan” (水依言) for such cosmetic and personal health products.

(3) Developing medical products. We expects to work with pharmaceutical companies for the production of Camellia Oil-based injection oils (“Camellia Oil Injections”). The Camellia Oil Injections could be used as intravenous infused oil for critically ill patients who cannot eat and/or are going through hypermetabolism, and could facilitate the absorption of drugs by human bodies.

Our Competitive Strengths

We believe the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

Superior Location

The farmland where our camellia seeds are planted is located in Shucheng County, Lu’An City, Anhui Province, China, which is in the middle intersection between Dabie Mountain Range, Chaohu, and Jianghuai. To the southwest of the Company’s location is the Dabie Mountain which provides a superior geographical environment for cultivating high quality tea seeds. Shucheng being also a local representative for green tea production, provides the Company with superior raw materials with its rich tea tree resources. Shucheng is also located at a convenient location for transportation; it is connected with the 206 National Highway, 105 National Highway, Shanghai-Chengdu Expressway, and the Hejiu Railway, all of which run throughout the territory and the three highways connecting with other provinces as well. The newly built Deshang Expressway will also set up the Tangchi Exit, and the waterway transportation runs through Tongchao Lake and the Yangtze River. The convenient transportation systems at this location provides cost efficiency for the transportation of the Company’s products. According to our preliminary accounting estimates, this reduces our expenses in external procurement by approximately 5%.

Dominant Producer of Camellia Oil

We believe that we are one of the largest producers of Camellia Oil in Anhui. We also obtained a food production license for the production of edible vegetable oil from the Food and Drug Administration of Lu’an City, and expect to produce blended edible oil products that contain Camellia Oil as one of the major ingredients. We believe that being the dominant producer and having stronger vertically integrated production capabilities will provide us with advantages in pricing and distribution of our products and spur further growth.

Strong Relationship with Key Distributors

We maintain steady cooperative relationships with 10 distributors. We conduct our sales primarily through our distributors, who collectively control a direct sales force and use person-to-person marketing to promote and sell our Camellia Oil products. Compared to health and nutrition products that are distributed through traditional market channels, these personal marketing efforts are supported by various mediums, including our marketing flyers, websites, events and social business solutions. We believe our distribution channel is an effective vehicle to distribute our products because:

●	representatives can educate consumers about our products face-to-face, which we believe is more effective for differentiating our products than using traditional mass-media advertising;

●	our distribution channel allows for actual product demonstrations and trial by potential consumers;

●	our distribution channel allows the representatives to provide personal testimonials of product efficacy; and

●	as compared to other distribution methods, the representative has the opportunity to provide consumers with higher levels of service quality and encourage repeating purchases.

Reputable Brand

Our Camellia Oil products are distributed under the recognized brand name “Aokai Fa.” In addition, we believe that we are one of the largest producers of Camellia Oil in the Anhui province, and that we are recognized by customers as one of the leaders in the Camellia Oil industry. We believe that our reputable brand name will benefit our future expansion and growth efforts.

Stable and Low-Cost Raw Materials

We are a vertically integrated Camellia Oil producer. We entered into an agreement with the village committee of Shucheng County for the purchase of camellia seeds produced from approximately 4,000 mu (approximately 659 acres) of farmland for fair market price during the term of the agreement. The village committee is in charge of the production, harvesting, packaging, storage and transportation of the camellia seeds in accordance with the organic products standards. The farmland is maintained by the village committee and should not be assigned or transferred to any third party for other use. The camellia sees produced from such farmland will be sold exclusively to us.

Experienced Management

Our management team is led by our CEO, Pingting Wang, an industry expert on Camellia Oil products. Pingting Wang and Shuguang Chang, our Chairman of the Board, co-founded our company and created the “Aokai Fa” brand with the vision of building our Company into a prominent Camellia Oil company in the health and wellness industry with diverse product offerings. Other members of our senior executive team are experienced in their areas of concentration, including manufacturing, marketing and sales, operations, financial management and cross-border business development.

Corporate Information

Our principle executive offices are located at Shuhe Road, Tangchi Town, Shucheng County, Lu’an City, Anhui Province, China. Our telephone number is +86 564 8242 222. Our principle website address is http://aokaifa.ns2.mfdns.com/. The information on, or accessible through, any of our websites is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our Ordinary Shares.

Corporate History and Structure

Huake Holding Biology Co., LTD is an exempted company incorporated with limited liability under the laws of the Cayman Islands on February 19, 2019 (“Huake”). Huake wholly owns China Ruiyuan Holding Co., Ltd. (“Ruiyuan HK”), a company incorporated under the laws of the Hong Kong S.A.R. of the PRC on March 19, 2019. Ruiyuan HK is the sole shareholder of Anhui Zhonguiyuan Biotechnology Co., Ltd., a limited liability company formed under the laws of the PRC on May 24, 2019, which controls Anhui Aokai Fa Grease Technology Co., Ltd., a company established under the laws of the PRC on December 26, 2011, through a series of contractual arrangements.

Immediately prior to this Offering, we have 20,000,000 Ordinary Shares issued and outstanding, which were issued to our founder shareholders in connection with entering into the VIE contractual arrangements on February 15, 2019.

The following diagram illustrates our corporate structure:

Organizational chart – prior to the offering

Implications of Our Being an “Emerging Growth Company” and “Foreign Private Issuer”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ listing standards. As such, we may rely on home country practice to be exempted from the corporate governance requirements that we have a majority of independent directors on our board of directors and the audit committee of our board of directors has a minimum of three members. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ listing standards. However, following this offering, we will voluntarily have a majority of independent directors and our audit committee will consist of three independent directors.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

●	We are significantly dependent on the revenues from our trading business of Camellia Oil and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient amount of Camellia Oil at satisfactory margins.

●	If we fail to effectively promote our brands, particularly our brand “Aokai Fa” (“奥凯发”), our business, financial condition and results of operations may be materially and adversely affected.

●	While we currently have no claims, litigation or regulatory actions filed or pending by or against us, future claims, litigation or enforcement actions could arise, and any obligation to pay a judgment or damages could materially harm our business or financial condition.

●	We indemnify our directors and officers against certain liabilities and do not presently carry director and officer liability insurance.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

●	A limited number of our customers have accounted for and may account for a high percentage of our revenues. The loss or significant reduction in orders from any of these customers could materially and adversely affect our business, financial condition, results of operations and prospects.

●	The retail price of our main product may be subject to control by PRC authorities and may cause material adverse effect on our financial condition and results of operations.

●	Our business requires a number of permits and licenses in order to carry on our business.

●	Liabilities and costs caused by environmental protection management may cause adverse effect on our corporate performance and profitability.

●	We require significant amounts of capital to operate our business and fund capital expenditures. Insufficient cash flow may adversely affect our competitiveness and results of operations.

Risks Related to Our Corporate Structure and Operation

●	We rely on contractual arrangements with our variable interest entities in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

●	The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

●	Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	We incur significantly increased costs as a result of operating as a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

●	If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Risks Related to Doing Business in the PRC

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

●	Changes in China’s economic, political, or social conditions could have a material adverse effect on our business and operations.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws.

●	Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

●	PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Risks Relating to this Offering and the Trading Market

●	The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

●	You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

●	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

THE OFFERING

Issuer	Huake Holding Biology Co., LTD.
Ordinary Shares offered by us	[●] Ordinary Shares.

Price per Ordinary Share	We currently estimate that the initial public offering price will be US$[●] per Ordinary Share.

Ordinary Shares issued and outstanding prior to completion of this offering	20,000,000 Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares

Listing	We will apply to have our Ordinary Shares listed on Nasdaq.

Nasdaq Capital Market symbol	We have reserved the symbol “HUAK” for purposes of listing our Ordinary Shares on Nasdaq Capital Market

Transfer Agent	[Transfer Agent]

Use of proceeds	We intend to use the proceeds from this offering for research and development purpose, marketing and promotion of our brand and products, working capital and general corporate purposes. See “Use of Proceeds” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

Summary Financial Data

The following tables set forth selected historical statements of operations for the years ended September 30, 2019 and 2018, and balance sheet data as of September 30, 2019 and 2018, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Year ended September 30, 2019		For the Year ended September 30, 2018		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue	$13,929,469	100.0%	$14,040,511	100.0%	$(111,042)	(0.8)%
Cost of Goods Sold	11,174,901	80.2%	11,482,185	81.8%	(307,284)	(2.7)%
Gross Profit	2,754,568	19.8%	2,558,326	18.2%	196,242	7.7%

Operating expenses
Selling expenses	125,312	0.9%	147,613	1.1%	(22,301)	(15.1)%
General and administrative	590,139	4.2%	298,415	2.1%	291,724	97.8%
Total operating expenses	715,451	5.1%	446,028	3.2%	269,423	60.4%

Operating Income	2,039,117	14.6%	2,112,298	15.0%	(73,181)	(3.5)%

Other income
Subsidy income	40,784	0.3%	-	0.0%	40,784	100.0%
Collection of bad debt	50,907	0.4%	-	0.0%	50,907	100.0%
Total other income	91,691	0.7%	-	0.0%	91,691	100.0%

Income before income taxes	2,130,808	15.3%	2,112,298	15.0%	18,510	0.9%

Income taxes	519,975	3.7%	522,338	3.7%	(2,363)	(0.5)%

Net Income	$1,610,833	11.6%	$1,589,960	11.3%	$20,873	1.3%

Selected Balance Sheet Information:

	For the Year ended September 30, 2019	For the Year ended September 30, 2018	Amount Increase	Percentage Increase
Statement of Balance Sheet Data:	Amount	Amount	(Decrease)	(Decrease)
Current Assets
Cash	$28,637	$112,810	(84,173)	(74.6)%
Restricted cash	41,262	-	41,262	100.0%
Account Receivable, net	1,959,863	4,888,893	(2,929,030)	(59.9)%
Inventories	2,819,014	2,195,320	623,694	28.4%
Advance to suppliers	10,628,732	6,172,175	4,456,557	72.2%
Prepaid expenses and other current assets	109,126	328,609	(219,483)	(66.8)%
Total current assets	15,586,634	13,697,807	1,888,827	13.8%

Property and equipment, net	1,755,103	1,919,833	(164,730)	(8.6)%

Total Assets	$17,341,737	$15,617,640	1,724,097	11.0%

Current Liabilities
Accounts payable	$76,815	$55,851	20,964	37.5%
Advance from customers	-	91,384	(91,384)	(100.0)%
Taxes payable	3,904,040	3,228,411	675,629	20.9%
Accrued expenses and other current liabilities	84,087	79,484	4,603	5.8%
Due to Related parties	13,773	14,334	(561)	(3.9)%
Total current liabilities	4,078,715	3,469,464	609,251	17.6%

Total Liabilities	4,078,715	3,469,464	609,251	17.6%

Shareholders’ Equity
Ordinary shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding	$20,000,000	20,000,000	-	0.0%
Discount on ordinary shares	(13,340,962)	(13,382,997)	42,035	(0.3)%
Retained earnings	7,674,436	6,063,603	1,610,833	26.6%
Accumulated other comprehensive loss	(1,070,452)	(532,430)	(538,022)	101.1%
Total shareholders’ equity	13,263,022	12,148,176	1,114,846	9.2%

Total Liabilities and Shareholders’ Equity	$17,341,737	$15,617,640	1,724,097	11.0%

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations. We cannot guaranty that we will maintain profitability or that we will not incur net losses in the future.

Our limited operating history in the Camellia Oil industry may not provide a meaningful basis to evaluate our business. Aokai Fa was formed in 2011. We cannot assure you that we will maintain profitability or that we will not incur net losses in the future. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including, but not limited to, the potential failure to:

●	obtain sufficient working capital to support our expansion;

●	maintain or protect our intellectual property;

●	maintain our proprietary technology;

●	expand our product offerings and maintain the high quality of our products;

●	manage our expanding operations and continue to fill customers’ orders on time;

●	maintain adequate control of our expenses allowing us to realize anticipated revenue growth;

●	implement our product development, marketing, sales, and acquisition strategies and adapt and modify them as needed;

●	successfully integrate any future acquisitions; and

●	anticipate and adapt to changing conditions in the Camellia Oil industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of the foregoing risks, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our operations are inherently subject to changing conditions that can affect our profitability, such as a decrease in sales of our products and unfavorable weather and environmental conditions.

Our operations are subject to changing conditions that can affect levels of production and production costs for varying lengths of time and can result in decreases in profitability. We are exposed to price risks related to the sale of Camellia Oil.

In addition, our operating results might also be adversely impacted by unfavorable weather and environmental conditions including but not limited to sandstorm and drought. Under unfavorable weather and environmental conditions, we might be forced to pursue special production plans which differ from our routine production activities, including temporarily closing our production facilities, shortening operation time, and reducing production shifts. As a result, our productivity might materially decrease.

Part of our revenue stream depends on to the timely obtain camellia seeds. The supply of camellia seeds and their timely availability can be negated by drought, flood, storm, blight, or the other woes of farming. Any such event or a combination thereof could render us unable to meet the demands of our distribution network. This could have a long-term negative effect on our ability to grow our business.

Quarterly operating results may fluctuate, and our operating results could be adversely affected by various factors such as decrease of product sales, price changes in response to competitive factor and increases in raw material costs.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for our products and changes in the price of core raw materials, including camellia seeds, which directly affect the price of our products and may influence the demand for our products. Therefore, quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results could be adversely affected by, among others, the following factors: variations in the mix of product sales; price changes in response to competitive factors; increases in raw material costs and other significant costs; increases in utility costs (particularly electricity), and interruptions in plant operations resulting from the interruption of raw material supplies.

We may need additional capital that we may be unable to obtain in a timely manner or on acceptable terms, or at all.

We may require additional capital in order to grow, remain competitive, develop new services and expand our capacity. Our ability to obtain capital is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities; and

●	economic, political and other conditions in China, the United States and elsewhere. However, financing may not be available in amounts or on terms acceptable to us, if at all.

We are significantly dependent on the revenues from our trading business of Camellia Oil and, therefore, our results of operations could be negatively impacted if we are unable to sell a sufficient amount of Camellia Oil at satisfactory margins.

For fiscal years 2019 and 2018, we derived approximately 94.45%, and 92.82% respectively, of our total revenue from the sale of Camellia Oil. Our dependence on the market for camellia seeds for planting makes us particularly vulnerable to negative market changes that may occur in this product line. In particular, if demand for camellia seeds increases or if industry demand exceeds supply, the price of camellia seeds will be driven upward and our margins will be negatively impacted, which would have an adverse effect on our business, results of operations and financial condition.

If we fail to effectively promote our brands, particularly our brand “Aokai Fa” (“奥凯发”), our business, financial condition and results of operations may be materially and adversely affected.

We believe that brand image plays an important role in influencing consumers’ decisions in purchasing our products. Our brands, particularly our brand “Aokai Fa”, are critical to the success of our business. For the fiscal years 2019 and 2018, we derived approximately 94.45%, and 92.82% respectively, of our total revenue from the sales of Camellia Oil products under our brand “Aokai Fa”. Our business and market position largely depend on our ability to successfully promote our brands, particularly our brand “Aokai Fa” and our ability to continue to develop and sell new products under our brands. We cannot assure you that our marketing and promotional activities will remain effective. If we fail to successfully market or promote our brands, our brand recognition may be adversely affected and the demand for our products may decline or fail to increase as much as we expect. If our brands are tarnished in any manner, we may lose our competitive advantage and our business, financial condition and results of operations may be materially and adversely affected.

We are dependent on certain key distributors and loss of these key distributors could have a material adverse effect on our business, financial condition and revenue

Company’s main products are sold indirectly through distributors to our main customers. If the sales performance of any distributor declines or if any distributor terminates the cooperation with us or even starts to cooperate with any of our competitors, or if there is any modification as to the sales and purchase terms entered into by and between the Company and any main distributor, our business, financial condition and revenue would be seriously impacted.

We do not carry insurance coverage, any material loss to our properties or assets will have a material adverse effect on our financial condition and operations.

We (including our subsidiaries and operating companies) are not insured in amounts that adequately cover the risks of our business operations. As a result, any material loss or damage to our direct or indirect, properties or other assets, or personal injuries arising from our direct or indirect business operations would have a material adverse effect on our financial condition and operations. Neither we, our subsidiaries nor our operating company, carries officer and director liability insurance. This may cause us to experience difficulties in convincing qualified persons to fill such positions.

While we currently have no claims, litigation or regulatory actions filed or pending by or against us, future claims, litigation or enforcement actions could arise, and any obligation to pay a judgment or damages could materially harm our business or financial condition.

From time to time, we may be engaged in litigation and incurred significant costs relating to these matters. The inherent uncertainties of litigation, and the ultimate cost and outcome of litigation cannot be predicted. We currently do not carry director and officer liability insurance and other insurance policies that provide protection against various liabilities relating to claims against us and our executive officers and directors. Any expenses and liabilities relating to future lawsuits will materially harm our financial condition. In addition, we are unable to obtain this insurance coverage due to cost or other reasons. It could make it more difficult for us to retain and attract officers and directors and could expose us to potentially self-funding certain future liabilities ordinarily mitigated by director and officer liability insurance.

We indemnify our directors and officers against certain liabilities and do not presently carry director and officer liability insurance.

As permitted under Cayman Islands law and pursuant to our governing documents and indemnification agreements with certain of our officers and directors, we indemnify our directors and officers against monetary damages, including advancing expenses, to the fullest extent permitted by Cayman Islands law. We do not carry director and officer liability insurance, so our assets are at risk in the event of successful claims against us or our officers and directors. Our assets may not be sufficient to satisfy judgments against us and our officers and directors in the event of such successful claims. In addition, our lack of director and officer liability insurance may adversely affect our ability to attract and retain highly qualified directors and officers in the future.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery throughout China. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver some of our products.

Most of raw materials used in our main products are procured from farmers. Environmental risks are faced by all farmers engaged in agricultural production, and the methods of cultivation and reap adopted by farmers may significantly affect the output of raw materials. Thus, there may be risks that farmers could not have the ability to supply continuously and stably.

A limited number of our customers have accounted for and may account for a high percentage of our revenues. The loss or significant reduction in orders from any of these customers could materially and adversely affect our business, financial condition, results of operations and prospects.

Our ten major customers accounted for over 55% of our total revenue for the fiscal years ended in September 30, 2019 and 2018. Our ten major customers accounted for 64% and 61% of our total revenue for the six months ended in March 31, 2020 and 2019, respectively. Non-renewal or termination of our relationship with these customers may have a material adverse effect on our revenue. No assurance can be given that we will be able to maintain a relationship similar in scope to our current arrangement with these customers. Additionally, no assurance can be given that our business will not remain largely dependent on a limited number of customers accounting for a substantial part of our revenue.

Due to our customer concentration, any of the following events, among others, may cause material revenue fluctuations or adversely affect our financial condition, results of operations and prospects:

●	order or contract reduction, delay or cancellation by one or more of our significant customers and our failure to identify and acquire additional or replacement customers; and

●	a substantial reduction by one or more of our significant customers in the price they are willing to pay for our services and products.

Fluctuation on price of raw materials may cause reduction on profits and adverse impact on our business

Raw materials used in production of our main products are acquired and purchased in China markets, and under the influence of Chinese domestic industrial policies and market price changes, the price of our raw materials changed a lot during recent years. Sharp change on price of raw materials may adversely affect the profitability of the Company.

The retail price of our main product may be subject to control by PRC authorities and may cause material adverse effect on our financial condition and results of operations.

Our main product is pre-packaged camellia oil, which is recognized as one of the essential daily goods purchased daily by common people. When the domestic and international market price of edible vegetable oil roars sharply and causes serious impact on consumption, PRC governmental authorities may conduct price controls in the form of fixed retail prices or retail price ceilings. Due to this, Company may face operational pressure for increasing costs, and our profit level may be likely lowered. Any future price controls or government mandated price reductions may have a material adverse effect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

Our business requires a number of permits and licenses in order to carry on our business.

Food manufacturers in China are required to obtain certain permits and licenses from various PRC governmental authorities, including Food Production License and Food Operation License. Also, we process camellia seeds and participate in the manufacture of camellia oil, which is subject to various PRC laws and regulations pertaining to the agricultural and forestry industry. We have obtained licenses required for the manufacture and operation of edible vegetable oil which includes camellia oil.

Importers and exporters in China are required to complete registration for record before MOFCOM to become a qualified Foreign Trade Operator. We have completed such formalities in accordance with relevant Chinese laws and regulations and obtained certificate for such qualification.

We cannot assure you that we can maintain all required licenses and certificate to carry on our business at all times, and in the past from time to time we may have not been in compliance with all such required licenses or certificates. Moreover, these licenses and certificates are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses and certificate when required by then applicable laws and regulations. Any failure by us to obtain and maintain all licenses or certificates necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses and certificate could severely disrupt our business and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or if new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we may successfully obtain such licenses, permits or certifications.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our reputation, financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our product and similar companies. This perception is dependent upon opinions concerning:

●	the safety and quality of our products and ingredients;

●	the safety and quality of similar products and ingredients distributed by other companies; and

●	our sales force.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately advertised or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

We may not be able to develop new products or expand into new markets; as a result, our business and financial condition could be adversely affected.

The launch and development of new products involve considerable time and commitment which may exert a substantial strain on our ability to manage our existing business and operations. We cannot ensure the success of any new brand or products or that any income will be generated from such new brand or products. If we are not able to develop and introduce new products successfully, or if new products fail to generate sufficient revenues to offset research and development costs, our business, financial condition and results of operations could be adversely affected.

We cannot assure you that we will successfully enter into other markets in China. If we fail to expand into new markets, our business and financial condition could be adversely affected.

Our operations may be disrupted for maintenance services or reasons beyond our control, which could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted for maintenance services or reasons beyond our control. The refinement production lines are subject to a maintenance period of approximately 30 days per year, usually in July, during which the refinement production process stops. Other production lines are subject to on-going maintenance checks. Moreover, other causes of disruption include extreme weather conditions, fire, natural catastrophes, raw material supply disruptions, equipment and system failures, mechanical malfunctions, workforce shortages, workforce actions, human errors or environmental issues. Any significant disruption to our operations could adversely affect our ability to produce and sell products or deliver services, either of which could have a material adverse effect on our business, financial condition and results of operations.

If our products become contaminated, we may be subject to product liability claims and product recalls.

Our products may be subject to contamination by disease-producing organisms or pathogens. These pathogens are found generally in the environment and therefore, there is a risk that they could be present in our products. These pathogens can also be introduced to our products as a result of improper handling during processing or at the consumer level. We have little, if any, control over proper handling procedures once our products are delivered for distribution.

Our products are subject to sampling examinations on product quality by the PRC government authorities. If the products materially failed to meet any relevant quality or safety standards, we may be required by the PRC government authorities to recall the products and we may be held responsible for such failure, in which case our reputation and operations will be adversely affected.

Producers and sellers of defective products in the PRC may be liable for any loss and injury caused by such products. According to the principal laws and regulations governing this area, such as the PRC Civil Law, where a sub-standard product causes property damage or physical injury to any person, the producer or seller of such sub-standard product may be subject to civil liabilities under the PRC Civil Law for such damage or injury. The PRC Civil Law was supplemented by the Product Quality Law. The Product Quality Law is intended to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. Under the Product Quality Law, producers are responsible for the quality of the products they produce and the products must meet certain minimum standards. Further, the Consumers’ Protection Law gives protection to legal rights and interests of consumers in respect to the safety of people and property in the purchase or use of goods or services. The Consumers’ Protection Law must be observed by operators in the PRC in respect to goods produced or sold by them and in the provision of services.

We may also be liable for loss and injury due to defective products under the relevant laws of all possible jurisdictions other than the PRC which may have a materially adverse effect on our financial condition and results of operations. There can be no assurance that additional regulatory requirements will not be imposed by the PRC or other government authorities outside the PRC. We may also be required to incur extra expenditures to comply with the additional regulatory requirements from time to time. So far there was no product liability claim, product recall or other incident due to contamination of our products. We are not aware of any contamination of our products.

Liabilities and costs caused by environmental protection management may cause adverse effect on our corporate performance and profitability.

The business of the company is restricted by the PRC’s environmental protection laws and regulations. In accordance with the relevant requirements, enterprises engaged in manufacturing and construction that are likely to cause environmental pollution shall take effective measures to control and properly dispose of waste gases, sewage, industrial waste, dust and other environmental waste materials. The manufacturer who discharges the waste will have to pay a fee for discharging the waste in excess of the permitted level. Failure to comply with the relevant laws and regulations may result in fines on the Company imposed by local environmental authorities, and the Company’s facilities may also be suspended or closed as a result. We cannot guarantee that PRC will not change existing laws or regulations relating to environmental protection, or enforce additional or stricter laws or regulations, and that failure to comply with these laws and regulations may result in substantial costs and expenses. Also, the Company may not be able to pass any of such costs or expenses on to any customer by raising the price of the product, which may result in a derogation of the Company’s actual net income. Besides, as a food manufacturer, during the production, we may have to discharge a certain amount of waste water, waste gas and solid waste items. We will face environmental pollution issues if we fail to take appropriate measures to protect environment or due to equipment troubles. Thus, we need to continuously put our efforts and relevant environmental protection equipment and facility into improving the capacity of disposing wastewater, waste gas and solid waste items, and such inputs could cause adverse effect on our profitability.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

●	Diversion of management’s attention;

●	Difficulties in retaining personnel of the acquired companies;

●	Unanticipated problems or legal liabilities; and

●	Tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected. Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key personnel and users. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

Our failure to compete effectively may adversely affect our ability to generate revenue.

We compete with other companies, many of whom are developing or can be expected to develop products similar to ours. Many of our competitors are also more established than we are, and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger operation scale and customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

Increased competition could lead to lower revenues and higher costs. There is no guarantee that the Company will be able to compete effectively with current and future competitors, nor will it be possible to ensure that competitors will not actively resort to legal or illegal means which aim at destroying the brand and product quality of us or affecting the confidence of our consumers.

We require significant amounts of capital to operate our business and fund capital expenditures. Insufficient cash flow may adversely affect our competitiveness and results of operations.

Our business is capital intensive and we depend on cash provided by our operations as well as access to external financing to operate and expand our business. We require significant amounts of capital to operate our business and fund capital expenditures. Our future funding requirements will depend, to a large extent, on our working capital requirements and the nature of our capital expenditures. We are required to make substantial capital expenditures to maintain and continuously upgrade and expand our production facilities, as well as distribution and marketing network to keep pace with competitive developments, technological advances and changing requirements in our industry. We intend to fund a portion of our future capital expenditures, working capital and other funding requirements from cash flows provided by our operating activities and from external sources of financing. If we are unable to generate sufficient cash flows or raise sufficient external financing on attractive terms to fund these activities, we may not be able to achieve our desired operating efficiencies and expansion plans, which may adversely impact our competitiveness and, therefore, our results of operations.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

In the past, China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemics, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel, damages to our manufacturing facilities and volatile Chinese markets. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants such as suppliers and distributors, which could harm our results of operations.

In general, our business could be affected by public health epidemics. If any of our employees or staff members who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, we may be required to apply quarantines to our facilities or suspend our manufacturing operations entirely. Furthermore, any future outbreak may restrict economic activities in affected regions and beyond, resulting in reduced business volume, temporary closure of our factories or other disruptions of our business operations and adversely affect our results of operations.

The outbreak of the novel coronavirus, commonly referred to as “COVID-19”, first found in mainland China, then in Asia and eventually throughout the world, has significantly affected business and manufacturing activities within China, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China. These measures may cause severe business disruptions to our customers and suppliers, and may also lead to postponement of payment from these parties. Our R&D efforts, which we consider to be the core of our product innovation, may also be negatively affected. Accordingly, our business, results of operations and financial condition may be adversely affected.

More specifically, the COVID-19 outbreak has negatively impacted our businesses in the following ways:

●

In terms of the impact on us and the agricultural machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese villages were locked down to control the spread of the disease. Our factories and facilities as well as our suppliers were closed down on January 24, 2020 due to Chinese Lunar New Year holiday and we reopened on February 20, 2020, two weeks later than normally expected.

●	Our manufacturing activities depend on a wide array of raw materials such as camellia seeds, and many others. We have not witnessed a surge in the price of our raw materials as compared to that of the same period of last fiscal year since the outbreak of COVID-19 pandemic. While our suppliers are back to normal levels of activity, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on the agricultural sector, such as logistics and other disruptions, including shortages of raw materials and delivery problems.

●	Although our supply chains and our ability to produce agricultural parts and machinery are up and running, the foregoing developments, could adversely affect our ongoing operations; as farms struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we may see decreased and cancelled orders.

●	We estimate that cash collected from accounts receivable for the six months ended March 31, 2020 would decrease by approximately 13.07%, or approximately 5.57 million RMB, as compared to that of the same period six months ended March 31, 2019, mainly due to our decreased sales.

Due to the continuous and rapid development of the COVID-19 outbreak, which was categorized as a pandemic by the World Health Organization on March 11, 2020, the extent of the negative impact of COVID-19 outbreak on our business is currently uncertain.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Risks Related to Our Corporate Structure and Operation

We rely on contractual arrangements with our variable interest entities in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with our variable interest entities in China and their respective shareholders to operate business. These contractual arrangements may not be as effective as an ownership of controlling equity interests would be in providing us with control over the variable interest entities, or in enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. Under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different sections of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest, including those that may be a material interest, in any contract or arrangement, and following such disclosure and subject to any restriction/disqualification where the interest is material or any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital —Differences in Corporate Law.”

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, (2020 Revision) (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Law. Failure to satisfy these requirements may subject us to penalties under the Substance Law.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Aokai Fa as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Aokai Fa, and as a result, we are treating Aokai Fa as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, according to Internal Revenue Code Section 1297(c), a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Although WFOE does not technically own any stock in Aokai Fa, because of its control over management decisions of Aokai Fa, its entitlement to economic benefits associated with Aokai Fa, and the inclusion of Aokai Fa as part of the consolidated group (under Accounting Standards Codification (ASC) Topic 810, “Consolidation,” VIEs are generally consolidated with other related entities under common control), there is a risk that WFOE’s interest in Aokai Fa might be considered a deemed stock interest. Therefore, the income and assets of Aokai Fa should be included in the determination of whether or not we are a PFIC in any taxable year Since there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities, the IRS could challenge our position that the look through rule should apply in this. In the event the IRS takes the position that we should not treated as owning Aokai Fa for United States federal income tax purposes, we would likely be treated as a PFIC.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and senior personnel in the PRC is intense, the pool of qualified candidates in the PRC is very limited, and we may not be able to retain the services of our senior executives or senior personnel, or attract and retain high-quality senior executives or senior personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

Inappropriate management or control of actual controller would cause adverse effect on our business, financial condition and results of operations.

Ms. Pingting Wang holds majority shares in and is the actual controller of the Company. Before this offering, her shareholding in the Company amounts to 41.77%. If the internal control of the Company is inefficient, the corporate governance structure is incomplete, or the operation is non-compliant, and Ms. Wang may by way of utilizing her voting rights and her title and position in the Company to affect and interfere with significant capital expenditure, appointment and removal of personnel, development planning, related transactions and other important issues of the Company, and thus the corporate decision-making results may deviate from the best interests of either the Company or the minority shareholders and then may cause adverse effect on our business, financial condition and results of operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Mr. Shuguang Chang, our Chairman of the board, and Ms. Pingting Wang, the controlling shareholder, for the continued growth and operation of our Company because of their experience in the industry and their personal and business contacts in the PRC. Although we have no reason to believe that Mr. Shuguang Chang and Ms. Pingting Wang will discontinue their services with us or Aokai Fa, the interruption or loss of their services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. Besides, our success depends on the continuous devotion of our directors and senior managements, and they are well experienced and have deep understanding as to our business and operation. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations. We do not carry key man life insurance for any of our key personnel nor do we foresee purchasing such insurance to protect against a loss of key personnel.

We incur significantly increased costs as a result of operating as a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

As a public company, we incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the Exchange Act, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, and related SEC and Nasdaq rules impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of our IPO. We intend to take advantage of this new legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

Our current management has no experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties, including our attorneys and accountants. Most of our middle and top management staff were not educated and trained in the United States or other Western countries, and as such have limited experience in the US capital markets. We may have difficulty hiring new employees in the PRC with such training. As a result, we may experience difficulty in establishing management, legal and financial controls and collecting financial data and preparing financial statements that meet US standards. We may also experience difficulties in implementing and maintaining adequate internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, as amended. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with the rules and regulations of the SEC.

In addition, the rules and regulations applicable to public companies have substantially increased our legal and financial compliance costs and have made some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, stock price and prospects. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

Our rapid growth places a significant strain on our management, systems and resources. To accommodate our growth, we will need to implement a variety of new operational and financial systems and new procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our customer relationships. Moreover, as we introduce new products or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar or cannot foresee. All of these endeavors will involve risks and require substantial management efforts and skills. As a result of any of these risks associated with growth, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended September 30, 2019 and 2018, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; (iii) a lack of independent directors and an audit committee; and (iv) a lack of an effective review process by the accounting manager. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subjecting to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in our annual filings with the SEC. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our trademarks and other intellectual property rights are important to our success. Any unauthorized use of our intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our brand and trademarks, we may lose these rights and our business may suffer materially.

The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government or the Chinese government, in the future, imposes tariffs or takes other actions that cause global economic turmoil, our business operations and revenues may be negatively impacted.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. On April 3, 2018, the Office of the United States Trade Representative published a notice of determination and request for public comment under Section 301 under the Trade Act of 1974 (the “Notice”) concerning the proposed imposition of an additional 25% tariff on specified products from China, which products comprise approximately US$50 billion in annual trade value for calendar year 2018. In response, China has proposed tariffs on a number of U.S. goods, on a much smaller scale, in the current time. Based on our analysis of the list of products set forth in the Notice, we expect that the proposed tariffs will not have a material direct impact on our business operations, as currently, we are based in the PRC, and deliver services to customers exclusively located within the PRC market. The proposed tariffs, however, may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the proposed tariffs. As such, there may be potential decrease in the spending powers of health and wellness and tourism services clients, which in turn, may lead to a contraction of the PRC health and wellness and tourism services market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Doing Business in the PRC

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

As a result of these scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

Furthermore, the lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Changes in China’s economic, political, or social conditions could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Regulation—Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees. We may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If we fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon us. With respect to housing fund plans, we may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If we fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. Accordingly, if the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition, and results of operations may be adversely affected.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The PRC Enterprise Bankruptcy Law provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

Our current shareholders, who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules, have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount, and approval requirements. The amount of capital contributions that we may make to Zhongruiyuan is RMB10,000,000 (approximately $1,453,319), without obtaining approvals from SAFE or other government authorities. Additionally, Zhongruiyuan may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Zhongruiyuan up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Zhongruiyuan, or (ii) twice the amount of the net assets of Zhongruiyuan calculated in accordance with PBOC Circular 9, subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to Zhongruiyuan, such loans must be registered with the local counterpart of SAFE. For more details, see “Regulation—Regulations Relating to Foreign Debt.” These PRC laws and regulations may significantly limit our ability to use the RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiaries or to invest in or acquire any other PRC companies through our PRC subsidiaries. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Currently, we do not sell any products in currencies other than the RMB, but we will be subject to exchange rate risk between U.S. dollar and the RMB as we may expand our businesses into other countries in the near future. As a result, the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations, when presented in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Huake is within the territory of China, Huake may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Aokai Fa has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if our company is a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Moreover, our reorganization involves transfer of real properties, which subjects us to stricter requirements under SAT Circular 7, and we may face additional tax reporting obligations or tax liabilities if the tax authorities define this transfer as lacking reasonable commercial purpose, which may lead to material adverse effects on our financial condition and the outcomes of our business operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are an exempted company incorporated with limited liability in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to receive and use financing in foreign currencies, including proceeds from this offering, effectively.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of transactions under the capital account, requires the approval of and/or registration with PRC government authorities, including the Chinese State Administration of Foreign Exchange, or SAFE. In particular, if we finance our PRC subsidiaries by means of foreign debt from us or other foreign lenders, the amount is not allowed to, among other things, exceed the statutory limits and such loans must be registered with the local counterpart of the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be registered or filed by the relevant government authority.

In the light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations, filings, or obtain such approval, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operation may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries are wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the “CSRC,” prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Beijing Docvit Law Firm (“Docvit”), has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our shares on the Nasdaq in the context of this offering, given that:

●	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

●	We established our PRC subsidiaries, Zhongruiyuan, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

●	No explicit provision in the M&A Rules classifies the respective contractual arrangements between Zhongruiyuan, Aokai Fa and its equity holders as a type of acquisition transaction falling under the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

We are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China and the United States. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	loss of intellectual property rights;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to apply for the listing of our Ordinary Shares on the Nasdaq Capital Market. However, an active public market for our Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of US$[●] per share, assuming an initial public offering price of US$[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 20,000,000 of Ordinary Shares have been issued before the consummation of this offering and [●] of Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien.

Where the Ordinary Shares are not listed on or subject to the rules of Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up, whom it does not approve or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)

the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favour of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different sections of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest, including those that may be a material interest, in any contract or arrangement, and following such disclosure and subject to any restriction/disqualification where the interest is material or any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital —Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy two or more shareholders entitled to vote on resolutions of shareholders to be considered at the meeting except where there is only one shareholder entitled to vote on resolutions of Members to be considered at the meeting in which case the quorum shall be one shareholder.

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

Our pre-IPO shareholders, the “Beneficial Owners,” may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. We issued a total of [●] Ordinary Shares to the Beneficial Owners on [●], 2020. As a result, an aggregate of [●] of our Ordinary Shares are issued as of the date of this prospectus. Under Rule 144, before the Beneficial Owners can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the issued Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, win primary agency sale bids, and further enhance our brand recognition; and

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the vegetable oil industry;

●	uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products, supply chains, and economic activity in general; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the vegetable oil industry in China. These industry data include projections that are based on a number of assumptions, which have been derived from industry and government sources which we believe to be reasonable. The vegetable oil industry may not grow at the rate projected by industry data, or at all. The failure of this industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States and provide protections to investors to a significantly lesser extent.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or substantial portions of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel with respect to the laws of the Cayman Islands, and Beijing Docvit Law Firm (“Docvit”), our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Docvit has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Docvit has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$[●] per Ordinary Share, of approximately US$[●].

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of net proceeds
Research and development (2)	approximately US$ million
Marketing and promotion of our brand and products	approximately US$ million
General administration and working capital	approximately US$ million
Total	US$

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary through loans or capital contributions, subject to applicable regulatory approvals. We currently cannot make loans or capital contributions to our PRC subsidiary without first obtaining regulatory approvals, and if we decide to use the proceeds from this offering within the PRC, we cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law and our Articles of Association, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds. For further information, see “Taxation — Cayman Islands Taxation.”

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Ruiyuan HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Ruiyuan HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Ruiyuan HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Ruiyuan HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Aokai Fa to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Ruiyuan HK as dividends from Aokai Fa. Certain payments from our Aokai Fa to WFOE are subject to PRC taxes, including business taxes and VAT. In addition, if Aokai Fa or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Ruiyuan HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Ruiyuan HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Ruiyuan HK. See “Risk Factors—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

●	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of US$[●] per Ordinary Share, after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
Total Non-current Liabilities	$-
Shareholder’ Equity
Ordinary Shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding	20,000,000
Discount on ordinary shares	(13,340,962)
Retained earnings	8,779,035
Accumulated other comprehensive loss	(955,922)
Total Shareholders’ Equity	14,482,151
Total Capitalization	$14,482,151

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2020, was US$14,482,151, or US$0.72 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2020, other than to give effect to our sale of [●] Ordinary Shares offered in this offering based on the initial public offering price of US$[●] per Ordinary Share after deduction of the estimated commissions to the underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2019, would have been US$[●], or US$[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of US$[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of US$[●] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

Initial public offering price per Ordinary Share	US$	[●]
Net tangible book value per Ordinary Share as of September 30, 2019	US$	[●]
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	US$	[●]
Ordinary Share		[●]
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	US$	[●]

A US$1.00 change in the assumed public offering price of US$[●] per ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$[●] million, the pro forma net tangible book value per ordinary share after giving effect to this offering by US$[●] and the dilution in pro forma net tangible book value per ordinary share to new investors in this offering by US$[●], assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated commissions to the underwriter and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration				Average price per ordinary
	Number	Percent		Amount		Percent		share
Existing shareholders	20,000,000	[●]	%	US$	[●]	[●]	%	US$	[●]
New investors	[●]	[●]	%	US$	[●]	[●]	%	US$	[●]
Total	[●]	[●]	%	US$	[●]	100%		US$	[●]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Incorporated on February 29, 2019, Huake Holding Biology Co., LTD. (“Huake”, “we”, “us”, “our”, or the “Company”) engages in the camellia seed oil (“Camellia Oil”) business mainly in China through VIE agreement with its controlled entity – Anhui Aokai Fa Grease Technology Co., Ltd. (“Aokai Fa”). Established in 2011 in Tangchi Town, Shucheng County in Anhui Province, Aokai Fa is one of the largest producers of Camellia Oil at a large scale in Anhui and has become a leading enterprise in forestry and agricultural sector in Anhui. Our product mix consists of Camellia Oil and its by-products. From the beginning of establishment, we have been dedicating ourselves to sourcing high-quality, organic, and traceable raw materials, improving production processes, and selling our high-quality products to 19 cities in China. Our goal is to become a leading national Camellia Oil producer as well as to develop “Aokai Fa” as a leading brand in the PRC to maximize our shareholders’ value.

Camellia Oil contains a high level of unsaturated fatty acid and has a similar nutritional structure compared to olive oil. It has a higher smoke point as compared to olive oil, which makes itself better suited for cooking styles in Chinese families. More importantly, under the backdrop of an aging society, the consumers become more aware of being healthy than ever. Therefore, we believe, Camellia Oil will be the alternative, organic, and health edible oil that fits the consumers’ needs and has a potentially huge market that we can tap into. In the future, we aim to develop more midrange and upmarket products to expand the product mix as well as to improve the brand image.

Other than continuously improving the quality of our products, we maintain excellent partnerships with our suppliers to source fine-grade raw materials. Through the course of our development, we have preliminarily achieved eco-friendly sourcing of raw material. Also, we implement a vertically integrated system to maintain strict control to ensure high quality of the products.

We are also constantly investing in and improving our production technologies and processes. We now own 11 patents and applications for our production techniques, machinery improvement, packaging techniques and other techniques.

Currently, we have mainly offline distribution channels through our distributors. We maintain a strong and expanding customer base through different channels of merchandising, including direct selling, and sales exhibition, etc. By far, the Company has over 20 sales agents nationwide covering Beijing, Guangxi, Fujian, etc., and also exports our goods to areas like Taiwan, Hong Kong, and Southeast Asia through our distributors.

We sell our products mainly through offline distribution channels covering most of the provinces in China. Over many years of developing and perfecting our products, we have accumulated a stable customer base. Our distributors have sales offices in Beijing, Guangxi, Fujian, Shandong, Zhejiang, Jiangsu, Hainan, Henan and Shenzhen, covering most of the geographical provinces across China.

COVID-19’s Impacts

More specifically, the COVID-19 outbreak has negatively impacted our businesses in the following ways:

●

In terms of the impact on us and the agricultural machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese villages were locked down to control the spread of the disease. Our factories and facilities as well as our suppliers were closed down on January 24, 2020 due to Chinese Lunar New Year holiday and we reopened on February 20, 2020, two weeks later than normally expected.

●	Our manufacturing activities depend on a wide array of raw materials such as camellia seeds, and many others. We have not witnessed a surge in the price of our raw materials as compared to that of the same period of last fiscal year since the outbreak of COVID-19 pandemic. While our suppliers are back to normal levels of activity, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on the agricultural sector, such as logistics and other disruptions, including shortages of raw materials and delivery problems.

●	Although our supply chains and our ability to produce agricultural parts and machinery are up and running, the foregoing developments, could adversely affect our ongoing operations; as farms struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we may see decreased and cancelled orders.

●	We estimate that cash collected from account receivable for the six months ended March 31, 2020 would decrease by approximately 13.07%, or approximately 5.57 million RMB, as compared to that of the same period six months ended March 31, 2019, mainly due to our decreased sales.

Results of Operation for the Six Months Ended March 31, 2020 and 2019

The following table summarizes the results of our operations during the six months ended March 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Six Months ended March 31, 2020		For the Six Months ended March 31, 2019		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue	$7,328,885	100.0%	$7,611,916	100.0%	$(283,031)	(3.7)%
Cost of Goods Sold	5,803,937	79.2%	6,225,725	81.8%	(421,788)	(6.8)%
Gross Profit	1,524,948	20.8%	1,386,191	18.2%	138,757	10.0%

Operating expenses
Selling expenses	66,772	0.9%	64,848	0.9%	1,924	3.0%
General and administrative	118,488	1.6%	457,169	6.0%	(338,681)	(74.1)%
Total operating expenses	185,260	2.5%	522,017	6.9%	(336,757)	(64.5)%

Operating Income	1,339,688	18.3%	864,174	11.4%	475,514	55.0%

Other income
Subsidy income	-	0.0%	36,661	0.5%	(36,661)	(100.0)%
Collection of bad debt	99,833	1.4%	-	0.0%	99,833	100.0%
Total other income	99,833	1.4%	36,661	0.5%	63,172	172.3%

Income before income taxes	1,439,521	19.6%	900,835	11.8%	538,686	59.8%

Income taxes	334,922	4.6%	225,209	3.0%	109,713	48.7%

Net Income	$1,104,599	15.1%	$675,626	8.9%	$428,973	63.5%

Revenue

Revenue decreased by $283,031, or 3.7%, to $7,328,885 for the six months ended March 31, 2020 from $7,611,916 for the six months ended March 31, 2019. The revenue, denominated in RMB, decreased by 1.16% excluding the effects of exchange rate. And the RMB depreciation in the six months ended March 31, 2020 caused the revenue in USD to further decrease by 2.54%. The primary reason for the decrease of revenue in RMB in six months ended March 31, 2020 is a result of COVID-19 impact on the Company’s operation during the first quarter of 2020.

In the upcoming 2020, Company plans to upgrade its products to provide high-end and higher value choices to its customers. This could potentially lead to a higher price per customer transaction and drive up the top-line revenues. In parallel, the Company plans to expand its current online and offline distribution channels to reach existing customers more effectively and to exploit midrange and upmarket customers. We plan to expand our sales to two more cities in China this year, Suzhou and Fuzhou.

Cost of goods sold

Our cost of goods sold decreased by $421,788 or 6.8% to approximately $5,803,937 for the six months ended March 31, 2020 from $6,225,725 for the six months ended March 31, 2019. As a percentage of revenue, the costs of goods sold were 79.2% and 81.8% for the six months ended March 31, 2020 and 2019, respectively.

The decrease in cost of goods sold was primarily due to the decrease of revenue.

Gross profit

Our gross profit increased by $138,757, or 10.0%, to $1,524,948 for the six months ended March 31, 2020 from $1,386,191 for the six months ended March 31, 2019. The gross margin was 20.8% for the six months ended March 31, 2020, as compared with 18.2% for the six months ended March 31, 2019. The increase of 2.6% point was primarily attributable to more products with higher average selling price were sold in the six months ended March 31, 2020 compared to 2019.

The Company will make further steps to improve the gross margin. The Company plans to invest in production machinery and develop more patented production techniques to improve oil yield and production efficiency, ultimately to decrease the unit production cost. Besides, the Company plans to enter the midrange and high-end market, expanding the current product scheme to increase the overall gross margin of the products.

Selling expenses

Selling expenses increased by $1,924, or 3.0% to $66,772 for the six months ended March 31, 2020 compared to $64,848 for the six months ended March 31, 2019. As a percentage of sales, our selling expenses were 0.9% and 0.9% for the six months ended March 31, 2020 and 2019, respectively. The increase in selling expenses is mainly attributed to increased shipping and handling costs and traveling expenses, offset by the decrease in salaries and advertising expense.

General and administrative expenses

Our general and administrative expenses decreased by $338,681 or 74.1%, to $118,488 for the six months ended March 31, 2020 from $457,169 for the six months ended March 31, 2019. As a percentage of revenues, general and administrative expenses were 1.6% and 6.0% for the six months ended March 31, 2020 and 2019, respectively. The decrease in general and administrative expenses is mainly attributed to decreased consulting fees, audit fees, attorney fees, and salary expenses.

Subsidy income

Our government subsidy income was $0 for the six months ended March 31, 2020 compared to $36,661 for the six months ended March 31, 2019. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. All subsidies we received for the six months ended March 31, 2019 benefited from short-term environmental policies and were one-time grants and may not occur again in the future.

Collection of bad debt

The collection of bad debt was $99,833 and $0 for the six months ended March 31, 2020 and 2019, respectively. The collection of bad debt in 2020 was attributed to the winning of a lawsuit for the enforcement of the collection.

Foreign currency translation adjustment

The functional currency of our operating subsidiary in Anhui Province, China is RMB whereas our financial statements are expressed in USD. We translate results of operations and cash flows at average exchange rate during the period, assets and liabilities at the unified exchange rate at the end of the period, and equity at historical exchange rates.

The Company recorded $114,530 and $297,204 of foreign currency translation adjustment for the six months ended March 31, 2020 and 2019, respectively.

Income before income taxes

Our income before income taxes was $1,439,521 for the six months ended March 31, 2020, an increase of $538,686 or 59.8% compared with $900,835 for the six months ended March 31, 2019. The increase was primarily attributable to increased gross margin, decreased general and administrative expense, increased collection of bad debt, offset by increased selling expenses and decreased subsidy income as discussed above.

Provision for income taxes

Our provision for income taxes was $334,922 for the six months ended March 31, 2020, an increase of $109,713 or 48.7% from $225,209 for the six months ended March 31, 2019. The increase was due to increased income before income taxes.

Results of Operations for the Fiscal Years Ended September 30, 2019 and 2018

The following table summarizes the results of our operations for the fiscal years ended September 30, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) for such years.

	For the Year ended September 30, 2019		For the Year ended September 30, 2018		Amount	Percentage
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenue	$13,929,469	100.0%	$14,040,511	100.0%	$(111,042)	(0.8)%
Cost of Goods Sold	11,174,901	80.2%	11,482,185	81.8%	(307,284)	(2.7)%
Gross Profit	2,754,568	19.8%	2,558,326	18.2%	196,242	7.7%

Operating expenses
Selling expenses	125,312	0.9%	147,613	1.1%	(22,301)	(15.1)%
General and administrative	590,139	4.2%	298,415	2.1%	291,724	97.8%
Total operating expenses	715,451	5.1%	446,028	3.2%	269,423	60.4%

Operating Income	2,039,117	14.6%	2,112,298	15.0%	(73,181)	(3.5)%

Other income
Subsidy income	40,784	0.3%	-	0.0%	40,784	100.0%
Collection of bad debt	50,907	0.4%	-	0.0%	50,907	100.0%
Total other income	91,691	0.7%	-	0.0%	91,691	100.0%

Income before income taxes	2,130,808	15.3%	2,112,298	15.0%	18,510	0.9%

Income taxes	519,975	3.7%	522,338	3.7%	(2,363)	(0.5)%

Net Income	$1,610,833	11.6%	$1,589,960	11.3%	$20,873	1.3%

Revenue

Revenue decreased by $111,042, or 0.8%, to $13,929,469 for the year ended September 30, 2019 from $14,040,511 for the year ended September 30, 2018. Revenue in RMB increased about RMB 4 million (approximately $580,000) for the year ended September 30, 2019 compared with September 30, 2018. The primary reason for the decrease of revenue in USD was due to change of exchange rate from RMB to USD.

Cost of goods sold

Our cost of goods sold decreased by $307,284 or 2.7% to approximately $11,174,901 for the year ended September 30, 2019 from $11,482,185 for the year ended September 30, 2018. The decrease in cost of goods sold in USD was primarily due to change of exchange rate. Before converted to USD, the amount of cost of goods sold in RMB increased about RMB 1.8 million (approximately $258,000) for the year ended September 30, 2019 compared with September 30, 2018 due to increase of revenue.

As a percentage of revenue, the costs of goods sold were 80.2% and 81.8% for the years ended September 30, 2019 and 2018, respectively.

Gross profit

Our gross profit increased by $196,242, or 7.7%, to $2,754,568 for the year ended September 30, 2019 from $2,558,326 for the year ended September 30, 2018. Gross profit margin was 19.8% for the year ended September 30, 2019, as compared with 18.2% for the year ended September 30, 2018. The increase of 1.6% was primarily attributable to increased unit selling prices and to more products with higher margin were sold in the year ended September 30, 2019 compared to 2018.

The Company will make further steps to improve the gross margin. The company plans to invest in production machinery and develop more patented production techniques to improve oil yield and production efficiency, ultimately to decrease the unit production cost. Besides, the Company plans to enter the midrange and high-end market, expanding the current product scheme to increase the overall gross margin of the products.

Selling expenses

Selling expenses decreased by $22,301, or 15.1% to $125,312 for the year ended September 30, 2019 compared to $147,613 for the year ended September 30, 2018. As a percentage of sales, our selling expenses were 0.9% and 1.1% for the years ended September 30, 2019 and 2018, respectively. The decrease in selling expenses is mainly attributed to decreased traveling expenses and decreased advertising expense.

General and administrative expenses

Our general and administrative expenses increased by $291,724 or 97.8%, to $590,139 for the year ended September 30, 2019 from $298,415 for the year ended September 30, 2018. As a percentage of revenues, general and administrative expenses were 4.2% and 2.1% for the years ended September 30, 2019 and 2018, respectively. The increase in general and administrative expenses is mainly attributed to increased consulting fees, audit fees, attorney fees, and salary expenses.

Subsidy income

Our government subsidy income was $40,784 for the year ended September 30, 2019 compared to $0 for the year ended September 30, 2018. Our government subsidy income was all granted by local governments in recognizing our achievements in various areas. Subsidies we received for the year ended September 30, 2019 were mainly benefits related to short-term environmental policies and were one-time grants and may not occur again in the future.

Collection of bad debt

The collection of bad debt was 50,907 and $0 for the years ended September 30, 2019 and 2018, respectively.

Foreign currency translation adjustment

The functional currency of our operating subsidiary in Anhui Province, China is RMB whereas our financial statements are expressed in USD. We translate results of operations and cash flows at average exchange rate during the period, assets and liabilities at the unified exchange rate at the end of the period, and equity at historical exchange rates.

The Company recorded $538,022 and $513,525 of foreign currency translation adjustment for the years ended September 30, 2019 and 2018, respectively.

Income before income taxes

Our income before income taxes was $2,130,808 for the year ended September 30, 2019, an increase of $18,510 or 0.9% compared with $2,112,298 for the year ended September 30, 2018. The increase was primarily attributable to increased gross margin, decreased selling expense, increased subsidy income, offset by increased general and administrative expenses as discussed above.

Provision for income taxes

Our provision for income taxes was $519,975 for the year ended September 30, 2019, a decrease of $2,363 or 0.5% from $522,338 for the year ended September 30, 2018. The decrease was due to the effect of changing on exchange rate.

Liquidity and Capital Resources During the Six Months Ended March 31, 2020 and 2019

The following table sets forth summary of our cash flows from operations for the periods indicated:

	For the six months ended March 31, 2020	For the six months ended March 31, 2019
Net cash provided by (used in) operating activities	$759,540	$(12,280)
Net cash used in investing activities	(698,832)	(32,795)
Net cash provided by financing activities	1,426	40,478
Effect of exchange rate changes on cash	55	2,553
Net increase (decrease) in cash	62,189	(2,044)
Cash and restricted cash, beginning of period	69,899	112,810
Cash and restricted cash, end of period	$132,088	$110,766

Operating Activities

Net cash provided by operating activities was $759,540 for the six months ended March 31, 2020, an increase of $771,820 compared to cash used in operating activities of $12,280 for the six months ended March 31, 2019. The increase in net cash flow in operating activities was mainly due to increased net income and increase in cash inflows from advance to suppliers, taxes payable and accrued expenses, offset by increase in cash outflows from accounts receivable and inventory in the six months ended March 31, 2020 compared to 2019.

Investing Activities

Net cash used in investing activities was $698,832 for the six months ended March 31, 2020, an increase of $666,037 from net cash used in investing activities of $32,795 for the six months ended March 31, 2019. The increase is mainly due to deposit paid for purchase of property in the six months ended March 31, 2020.

Financing Activities

Net cash provided by financing activities was $1,426 for the six months ended March 31, 2020, compared to $40,478 net cash provided by financing activities for the six months ended March 31, 2019. The decrease in net cash provided by financing activities in 2020 was primarily attributable to the decrease in capital contribution.

Capital Expenditures

We had capital expenditures of approximately $698,832 and $32,795 for the six months ended March 31, 2020 and 2019, respectively for purchase for property and equipment and deposit for property purchase in connection with our business activities.

Income Taxes

The enterprise income tax is calculated based on the statutory profit as defined in the PRC tax laws. The income tax returns for the six months ended March 31, 2020 and 2019 are subject to examination by the tax authorities.

Liquidity and Capital Resources for the Fiscal Years Ended September 30, 2019 and 2018

The following table sets forth summary of our cash flows from operations for the periods indicated:

	For the Year ended September 30, 2019	For the Year ended September 30, 2018
Net cash used in operating activities	$(49,836)	(2,430,253)
Net cash used in investing activities	(32,581)	(8,673)
Net cash provided by financing activities	42,394	$2,443,480
Effect of exchange rate changes on cash	(2,888)	(3,722)
Net (decrease) increase in cash	(42,911)	832
Cash and restricted cash, beginning of year	112,810	111,978
Cash and restricted cash, end of year	$69,899	$112,810

Operating Activities

Net cash used in operating activities was $49,836 for the year ended September 30, 2019, a decrease of $2,380,417 compared to cash used in operating activities of $2,430,253 for the year ended September 30, 2018. The decrease in net cash used in operating activities was mainly due to increase in cash outflows from advance to suppliers and inventory, offset by increase in cash inflows from accounts receivable and prepaid expenses in the year ended September 30, 2019 compared to 2018.

Investing Activities

Net cash used in investing activities was $32,581 for the year ended September 30, 2019, an increase of $23,908 from net cash used in investing activities of $8,673 for the year ended September 30, 2018. The increase is mainly due to increase in purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $42,394 for the year ended September 30, 2019, compared to $2,443,480 net cash provided by financing activities for the year ended September 30, 2018. The decrease in net cash provided by financing activities for the year ended September 30, 2019 was primarily attributable to decrease in capital contribution received compared to 2018.

Value Added Tax (“VAT”)

The Company is subject to VAT, which is levied on a majority of the products, at a rate ranging from 9% to 13% on the invoiced value of sales depending on the type of products sold. The output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases.

The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

All of the VAT returns of the Company remain subject to examination by the tax authorities for five years from the date of filing.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash, accounts receivable, advance to suppliers, accounts payable and accrued expenses, and advances from customers approximate the fair value of the respective assets and liabilities at September 30, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

There are no financial instruments measured at fair value on a recurring basis.

New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842). ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on the Company’s financial statement presentation or disclosures.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification. There have been a number of ASUs to date that amend the original text of the ASC. Except for the ASUs listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, or (iii) are not applicable to the Company. Additionally, there were various other accounting standards and interpretations issued during fiscal 2018 that the Company has not yet been required to adopt, none of which is expected to have a material impact on the Company’s financial statements and the notes thereto going forward.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

INDUSTRY

China Has a Large Potential Camellia Oil Market

China’s edible vegetable oil market is growing steadily over the past few years, the consumption level increases from 27.55 million tons in 2013 to 34.40 million tons in 2018 with a CAGR of 3.8%, while the production level increases from 23.72 million tons to 29.63 million tons in the same period with a CAGR of 3.8%. The gap between the production and consumption level remains and is filled by imports. The import volume of edible vegetable oil in the 2019 H1 has increased by 37.0% YoY to 4.92 million tons. However, soybean oil and canola oil remain the mainstream products in the consumer market and high-value oil products such as olive oil and camellia oil take only a small portion. We believe the market is still untapped and the potential remains large.

Edible Vegetable Oil Production and Consumption in China2

As the original plant species of China, it is widely distributed among the hills in the southern part of China. Given its long history, the manufacturing processes have been perfected over time and the industry has a solid manufacturing foundation. According to the National Camellia Oil Industry Development Plan for 2009 to 2020, the unit production level will increase from 35.2 kilograms per acre in 2009 to 242.4 kilograms per acre in 2020 had all the forests been transformed to high-yield forests.

Camellia Oleifera Seed and Oil Production in China3

[2]	Source: Forward – The Economist
[3]	Source: National Bureau of Statistics of China

Consumption Upgrading and Aging Population Indicates a Promising Future

The urban residents’ disposable personal income has increased steadily from 3,076 USD in 2011 to 5,536 USD in 2018 with a CAGR of 9%. In the same period, the suburban residents’ disposable income has increased from 984 USD to 2,062 USD with a CAGR of 12%. The increase in disposable personal income encourages people to consume more and, in the meantime, pay more attention to their health.

Disposable Personal Income by Categories4

Camellia Oil’s targeted customer base is the elderly people, as well as the housewives. From 2000 to 2015, the number of people older than 60 years old increased from 130 million to 212 million. The proportion of people older than 60 years old over the total population has increased from 10.5% in 2000 to 15.5%, the aging phenomenon is becoming clearer and clearer. It is estimated that by 2020, the number of people older than 60 years old will be 255 million and the respective proportion will be 18.2%. As an irreversible trend, the potential customer base is becoming larger and larger, therefore, we believe that the high-value edible vegetable oil will take a large portion of the edible vegetable oil market.

[4]	Source: National Bureau of Statistics of China

Number of People Older than 605

Younger people are becoming the backbones of the consumers, and they are more willing to try new things compared to their parents. Their needs are more diverse, and they are more aware of their and their parents’ health. According to a survey, these customers considers most the flavor, then the nutrition, but least the price. Therefore, these features will push the demands of high-value oil products such as olive oil, camellia oil, and corn oil, etc.

Customers’ Considerations of Purchasing Oil6

[5]	Source: National Bureau of Statistics of China

[6]	Source: Cooperative Economy & Science

BUSINESS

Overview

We were formed under the name of “Huake Holding Biology Co., LTD.” on February 19, 2019, under the laws of the Cayman Islands (“Huake,” “we,” “us,” “our,” or the “Company”) as an exempted company with limited liability engaging in the production and sales of camellia seed oil (“Camellia Oil”) products in China. We conduct our operations through a contractually-controlled entity in the PRC named Anhui Aokai Fa Grease Technology Co., Ltd. (“Aokai Fa”), which was founded in 2011 in Tangchi town, Shucheng county of the Anhui province in China. Aokai Fa is a large-scale producer of Camellia Oil in the entire Anhui province (“Anhui”), and we are now one of the leading enterprises of forestry and agricultural industrialization in Anhui, integrating scientific research, farming, production, and sales. Our goal is to become a leading Camellia Oil producer in the PRC and to develop “Aokai Fa” as a leading brand in the Camellia Oil industry in the PRC.

Aokai Fa guarantees the quality of its Camellia Oil through a vertically integrated system which starts from the farms all the way through production and sales. We have perfected our production process and hold multiple patents. Our products are produced in a sterile environment where we maintain strict control over our products’ quality at a much higher level than the national testing standards.

We sell our products mainly through offline distribution channels covering most of the provinces in China. Over many years of developing and perfecting our products, we have accumulated a stable customer base. Our distributors have sales offices in Beijing, Guangxi, Fujian, Shandong, Zhejiang, Jiangsu, Hainan, Henan and Shenzhen, covering most of the geographical provinces across China.

Our sales revenue for the six months ended March 31, 2020 was RMB51,387,945.04 (US$ 7,328,885), declining 1.2% compared to 6-months sales revenue in 2019 of RMB51,990,910.66 (US$ 7,611,916) due to the outbreak of COVID-19. For the past three years, our sales revenue has been increasing strongly and steadily over the years, reaching RMB80,750,530.78 for the fiscal year ended September 30, 2017, RMB91,780,009.74 for the fiscal year ended September 30, 2018, and RMB95,769,277.63 for the fiscal year ended September 30, 2019 (approximately US$11,856,944, US$14,040,511, and US$13,929,469, respectively).

Corporate History and Structure

Huake Holding Biology Co., LTD. is an exempted company incorporated with limited liability under the laws of the Cayman Islands on February 19, 2019 (“Huake”). Huake wholly owns China Ruiyuan Holding Co., Ltd. (“Ruiyuan HK”), a company incorporated under the laws of the Hong Kong S.A.R. of the PRC on March 19, 2019. Ruiyuan HK is the sole shareholder of Anhui Zhonguiyuan Biotechnology Co., Ltd., a limited liability company formed under the laws of the PRC on May 24, 2019, which controls Anhui Aokai Fa Grease Technology Co., Ltd., a company established under the laws of the PRC on December 26, 2011, through a series of contractual arrangements.

The following diagram illustrates our corporate structure:

Organizational chart

Contractual Arrangements between WFOE and Aokai Fa

Neither we nor our subsidiaries own any equity interest in Aokai Fa. Instead, we control and receive the economic benefits of Aokai Fa’s business operation through a series of contractual arrangements. WFOE, Aokai Fa and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Aokai Fa, including absolute control rights and the rights to the assets, property and revenue of Aokai Fa.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreements

On August 18, 2019, WFOE and Aokai Fa executed the exclusive business cooperation agreement pursuant to which WFOE has agreed to provide Aokai Fa with technical support, consulting and other services. The parties agree that during the term of this agreement, where necessary, Aokai Fa may enter into further service agreements with WFOE or any other party designated by WFOE, which shall provide the specific contents, manner, personnel, and fees for the specific services. Aokai Fa has agreed to pay a monthly service fee to WFOE. The service fee for each month consists of a management fee and a fee for services provided, which is mutually determined by the parties based on: (i) complexity and difficulty of the services provided by WFOE; (ii) title of and time consumed by employees of WFOE providing the services; (iii) contents and value of the services provided by WFOE; (iv) market price of the same type of services; and (v) operational conditions of the Aokai Fa. In addition, if WFOE transfers technology to Aokai Fa or develops software or other technology as requested by Aokai Fa or leases equipment or properties to Aokai Fa, the technology transfer price, development fees or rent shall be determined by the parties based on the actual situation on a case by case basis.

If Aokai Fa materially breaches any term of this agreement, WFOE has a right to terminate this agreement and/or require Aokai Fa to indemnify it for all damages. Unless otherwise required by applicable laws, Aokai Fa does not have any right to terminate the agreement. The agreement became effective upon execution by the parties. Unless terminated in accordance with the terms of this agreement, the agreement remains in full force and effect.

Exclusive Option Agreement

On May 25, 2019, the shareholders of Aokai Fa, Aokai Fa and WFOE executed the Exclusive Option Agreement pursuant to which the shareholders of Aokai Fa irrevocably granted WFOE or its designee an exclusive purchase option to acquire, at any time, in whole or in part Aokai Fa’s equity interest held by each shareholder of Aokai Fa, or any portion thereof, to the extent permitted by the PRC law. The purchase price for the shareholders’ equity interests in Aokai Fa is RMB 108,687,728, unless PRC Law requires a minimum price that is higher at the time of the exercise of the option.

The shareholders of Aokai Fa and Aokai Fa further agree that, without obtaining prior written consent of WFOE, they may not (1) supplement, change or amend the articles of association of Aokai Fa, increase or decrease its registered capital, or change its structure of registered capital in other manner; (2) sell, transfer, mortgage or dispose of in any manner any material assets of Aokai Fa or legal or any other beneficial interest in the material business or revenues of Aokai Fa of more than RMB 10,000,000, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans, or cause Aokai Fa to provide any person with any loan or credit; (4) cause Aokai Fa to execute any major contract with a price greater than RMB 500,000, except for the contracts in the ordinary course of business; (5) cause or permit Aokai Fa to merge, consolidate with, acquire or invest in any person; (6) in any manner distribute dividends to its shareholders, provided that upon WFOE’s written request, Aokai Fa shall immediately distribute all distributable profits to its shareholders; (7) engage in any business in competition with WFOE or its affiliates; or (8) be dissolved or liquated without prior written consent by WFOE.

The shareholders of Aokai Fa have agreed that, without obtaining the prior written consent of WFOE, among other things, (1) they may not sell, transfer, mortgage or dispose of, in any other manner, any legal or beneficial interest in the equity interests in Aokai Fa held by them, or allow the encumbrance thereon, except for the interest placed in accordance with the shareholders’ Equity Interest Pledge Agreement and their Powers of Attorney, (2) they shall cause the shareholders and/or directors (or the executive director) of Aokai Fa not to approve any sale, transfer, mortgage or disposition in any other manner of any legal or beneficial interest in the equity interests in Aokai Fa held by them as the shareholders, or allow the encumbrance thereon of any security interest, except for the interest placed in accordance with shareholders’ Equity Interest Pledge Agreement and the shareholders’ Power of Attorney, and (3) they shall cause the shareholders and/or directors (or the executive director) of Aokai Fa not to approve the merger or consolidation with any person, or the acquisition of or investment in any person.

The shareholders of Aokai Fa shall (1) cause the shareholders’ and/or the directors (or the executive director) of Aokai Fa to vote their approval of the transfer of the optioned interests as set forth in this agreement and to take any and all other actions that may be requested by WFOE; (2) appoint any designee of WFOE as the director or the executive director of Aokai Fa, at the request of WFOE; (3) waive any right of first of refusal with respect to transferring of equity interest, and give consent to execution by each other shareholder of Aokai Fa with WFOE any agreements similar to the contractual arrangements and undertakes not to take any action in conflict with such agreements; and (4) promptly assign any profit, interest, dividend or proceeds of liquidation to WFOE or any other person designated by WFOE to the extent permitted under the applicable PRC laws;

The agreement became effective upon execution by the parties, and remains effective until all equity interests held by the shareholders of Aokai Fa have been transferred or assigned to WFOE and/or any other person designated by WFOE in accordance with the agreement.

Equity Interest Pledge Agreement

On May 25, 2019, the shareholders of Aokai Fa, Aokai Fa and WFOE executed the Equity Interest Pledge Agreement, pursuant to which the shareholders of Aokai Fa have agreed that without the prior written consent of WFOE, the shareholders of Aokai Fa may not directly or indirectly assign, sell, donate, pledge, encumber or otherwise dispose of, any interest in the equity interest of Aokai Fa which they hold. Pursuant to the terms of the agreement, in the event that either Aokai Fa or its shareholders are in breach of their obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and/or the Power of Attorney (the “Transaction Documents”) and/or the Equity Interest Pledge Agreement, then WFOE has a right to request the shareholders of Aokai Fa to transfer all or part of the equity interest they hold to any other person designated by WFOE at a minimum price allowed by the applicable PRC laws and regulations.

Upon the fulfillment of all obligations under the Transaction Documents, this agreement will be deemed completed and terminated.

Power of Attorney

On May 25, 2019, each shareholder of Aokai Fa has executed an irrevocable power of attorney to appoint WFOE the or the authorized personnel of WFOE as its attorney-in-fact to exercise all of its rights as an equity owner of Aokai Fa, including (1) the right to attend shareholders and employees’ meetings of Aokai Fa; (2) the voting rights and any other rights that a shareholder of Aokai Fa is entitled to under the laws of China and Aokai Fa’s Articles of Association, including but not limited to the right to sell, transfer, pledge or dispose of shareholder’s equity interest in part or in whole; and (3) the designation and appointment of a legal representative, directors, supervisors, a chief executive officer and other senior management members of Aokai Fa.

Spousal Consent Letter

The spouse of each married shareholder of Aokai Fa executed a Spousal Consent Letter on May 25, 2019. Pursuant to the Spousal Consent Letter, the shareholder’s spouse has agreed to the execution of the Exclusive Option Agreement, Equity Interest Pledge Agreement, Power of Attorney and the disposal of the equity interests held by the shareholder in Aokai Fa pursuant to those agreements. The spouse of the shareholder agreed that he/she shall not assert any interests in such equity interests in Aokai Fa held by the shareholder, and if he/she obtains any such equity interests, he/she shall be bound by the Exclusive Option Agreement, Equity Interest Pledge Agreement, Power of Attorney and the Exclusive Business Cooperation Agreement.

Industry Background & Market Opportunities

Camellia Oil Industry Background

Camellia Oil, also known as tea seed oil or camellia seed oil, is a pure natural high-grade vegetable cooking oil. It is extracted from the seeds of wild camellia oleifera which originates from China. Camellia oil has a clear taste and is rich in nutrients, containing 85.2% to 95.8% of unsaturated fatty acids, making it the most nutritious oils for human consumption. In addition, Camellia Oil also has physiologically active substances such as tea polyphenols and vitamin E, which promotes oxygen enrichment, resists oxidation, provides anti-fatigue effects, improves human immunity, and enhances the gastrointestinal tract.

The main components of Camellia Oil are oleic acid and linoleic acid-based unsaturated fatty acids. According to a scientific thesis written by scholars of faculty of Life Science and Biotechnology at Ningbo University and Hangzhou Project & Research Institute of Electromenchanical in Light Industry, Camellia Oil effectively regulates the human heart, brain blood vessels, digestion, reproduction, neuroendocrine and immune systems. Long-term consumption of Camellia Oil brings obvious results against diseases such as hypertension, cardiovascular and cerebrovascular diseases, and obesity. Compared to other edible oils, Camellia Oil holds the following characteristics:

●	Completely natural raw materials;

●	Requires only a traditional physical pressing process which keeps it free from any chemical residue;

●	Free from cholesterol and flavomycin;

●	High unsaturated fat content;

●	Rich in calcium, iron, zinc and other trace elements;

●	Contains tea polyphenols, an ingredient in many health care products;

●	Easily digested by the body

Camellia Oil is highly favored by Chinese consumers due to its flavor, high quality and rich nutrition. Prior to 2004, the annual consumption of Camellia Oil in China was less than 200,000 tons. In 2013, that number exceeded 30 0,000 tons.

Prior to 2004, Camellia Oil consumption in China was less than 200,000 tons; from 2005 to 2011, the number was between 200,000 and 300,000 tons; It was in year 2013 that China’s Camellia Oil consumption went beyond 300,000 tons. At present, China’s annual output of Camellia Oil is 450,000 tons, and the annual per capita possession is only 0.3 kilograms, far lower than 20 kilograms of olive oil annual per capita possession in other developed countries. The current consumption structure of edible oil is unbalanced as the consumption of olive oil in developed countries generally accounts for more than 40% of the total consumption of vegetable oil.7 Since the Camellia Oil has similar features with olive oil, the future market growth and development potential of Camellia Oil is huge.

The Camellia Oil extraction enterprises in China can be categorized into the three followings: (1) small-scale agro-enterprises, which provide extraction services to Camellia oleifera farmers with very limited production capacity; (2) middle-scale crude oil production enterprises, which purchase Camellia oleifera seeds from farmers and produce crude Camellia Oil for sale to refineries; (3) industry-scale refineries, which have the ability to produce and refine crude Camellia Oil (some refineries purchase crude oil in lieu of producing by themselves). The process of extracting the oil can be divided into three types: cold pressing or cold extraction, hot pressing or hot extraction, and chemical extraction.

More than 90% of the global production of Camellia Oil comes from China. Camellia oleifera usually grows in unpolluted alpine and hilly areas in subtropical humid climate regions of southern China, such as Anhui province, Hunan province, Jiangxi province, and Guangxi province.

According to the National Camellia Oil Industry Development Plan (2009-2020) issued in 2009 by National Development and Reform Commission (“NDRC”), the Ministry of Finance (“MOF”), and the National Forestry and Grassland Administration, as of 2009, there are 659 Camellia Oil extraction enterprises, with 178 of which have annual production capacity over 500 ton and approximate 200 of which have refining ability. In 2010, the refined Camellia Oil production capacity was approximately seventy thousand tons per year, which composes one fourth of the total Camellia Oil production capacity in China. Most extraction enterprises are small scale agro-enterprises, and the market lack sufficient number of enterprises that have advanced producing techniques and large-scale producing capacity.

Today, Camellia Oil brands are concentrated in the Hunan and Jiangxi provinces. There are far fewer Camellia Oil brands in the Anhui province than in Jiangxi and Hunan provinces. Unlike the industries of other edible oils, the Camellia Oil industry has yet to see any big industry leaders. The industry is scattered, with 600 extraction enterprises according to the National Forestry and Grassland Administration. Most of the companies are small with underdeveloped production techniques and simple product mix. Industry-scale refineries exist, but there are fewer than 10 who actually own a brand and possess brand image, such as Hunan Jinhao, Hunan Guitaitai, Jiangxi Luhai, etc. The acceleration of development will be the trend for companies in this industry, and there will be a race to become the industry leader.

[7]	2015 China Camellia Oil Market Research Report issued by Beijing Oriental Aiger Agricultural Consulting Co., Ltd.

Market Opportunities

According to the National Bureau of Statistics of China, the disposable income of urban residents in China has increased from RMB19,109 in 2010 to RMB31,195 in 2015, maintain a compound annual average growth of 9.8%. In the same period, the disposable income of rural residents increased from RMB5,919 to RMB11,722, with a compound annual average growth of 13.1%. The ever-increasing per capita disposable income also promotes the willingness of people to spend on health improving products.

The increase in disposable income has also increased the number of people who pay more attention to the nutritional value of what they consume, and will lead them to discover the benefits of Camellia Oil.

Camellia Oil’s current consumer base consists of middle to old aged people. The proportion of older people to younger people in China has been gradually increasing over the years. According to the National Bureau of Statistics of China, whereas only 10.2% of the population consisted of the elderly back in 1999, that percentage increased to 14% in 2011, and it is estimated that it will reach 17.17% by 2050. We believe that the increase in the population percentage of our main consumer base will therefore lead to an increase in our revenues.

Aokai Fa’s land is located in Shucheng County, Lu’an City, Anhui Province, in the middle intersection between Dabie Mountain Range, Chaohu, and Jianghuai. To the southwest of the Company’s location is the Dabie Mountain which provides a superior geographical environment for cultivating high quality tea seeds. Shucheng being also a local representative for green tea production, provides the Company with superior raw materials with its rich tea tree resources.

Customer Concentration

Our primary customer base consists of oil wholesale distributors located in Anhui Province, Jiangsu Province and Guangdong Province in the PRC. Below is a chart indicating our geographic distributions for the fiscal years ended September 30, 2017, 2018, and 2019:

Partial Sales in Cities and Provinces for the fiscal year ended September 30, 2017

Province	Sales Amount (RMB)	Sales Amount (US$)
Jiangxi	23,160,000	3,400,681
Anhui	11,730,000	1,722,366
Jiangsu	12,000,000	1,762,011
Hunan and Hubei	5,230,000	767,943
Henan	5,140,000	754,728
Zhejiang	4,030,000	591,742

Partial Sales in Cities and Provinces for the fiscal year ended September 30, 2018

Province	Sales Amount (RMB)	Sales Amount (US$)
Jiangxi	17,650,000	2,700,098
Henan	12,260,000	1,875,535
Hunan and Hubei	11,410,000	1,745,502
Anhui	11,380,000	1,740,913
Jiangsu	5,360,000	819,973
Guangdong	4,720,000	722,066

Partial Sales in Cities and Provinces for the fiscal year ended September 30, 2019

Province	Sales Amount (RMB)	Sales Amount (US$)
Anhui	55,317,300	8,045,802
Jiangsu	12,726,480	1,851,044
Guangdong	6,401,500	931,087
Shanghai	5,250,800	763,719
Jiangxi	4,314,300	627,507
Shangdong	4,068,100	591,698

The revenue from our top ten largest customers for the fiscal years ended September 30, 2017, 2018, and 2019 represented 83.3%, 72.8% and 55.9% of our total revenues respectively. Top 10 customers’ revenue percentage decreases over the years, but still consists of a large portion.

Retail Products

Our main products include Camellia Oil and camellia oil cake (“Oil Cake”). Oil Cake is the residue after Camellia Oil is extracted from camellia oleifera, and it is widely used as pond cleaning agent, weed killer, bug killer, and organic fertilizer. The following chart illustrates the revenues, gross profits and gross margins generated by these two main products as of September 30, 2019 and their growth rates comparing to those as of September 30, 2018:

	Revenue (RMB)	Revenue (US$)	Revenue %	Growth (1)	Gross Profit (RMB)	Gross Profit (US$)	Gross Margin %	Growth 1)
Camellia Oil	90,454,544	13,156,451	94.5%	6.2%	18,270,074	2,657,349	20.2%	18.8%
Oil Cake	5,314,734	773,018	5.5%	-19.4%	668,407	97,219	12.6%	-50.3%
Total	95,769,278	13,929,469	100.0%	4.3%	18,938,481	2,754,568	20.0%	13.2%

Note:

(1) The growth rates are calculated based on the RMB-denominated revenues and gross margins, excluding the exchange rates’ effects.

	For 6 months ended March 31, 2020									For 6 months ended March 31, 2019
	Camellia Oil			Oil Cake			Total			Camellia Oil			Oil Cake			Total
	USD	RMB		USD	RMB		USD	RMB		USD	RMB		USD	RMB		USD	RMB
Revenue	6,807,113		47,729,431	521,773		3,658,514	7,328,885		51,387,945	7,304,308		49,889,883	307,608		2,101,027	7,611,916		51,990,910
Growth	-7%		-4%	70%		74%	-4%		-1%
COGS	5,363,473		37,607,067	440,464		3,088,396	5,803,937		40,695,463	5,977,511		40,827,598	248,214		1,695,352	6,225,725		42,522,950
Gross Profit	1,443,640		10,122,364	81,309		570,118	1,524,948		10,692,482	1,326,797		9,062,285	59,394		405,675	1,386,191		9,467,960
Growth	9%		12%	37%		41%	10%		13%
Gross Margin		21%			16%			21%			18%			20%			18%

Raw Material Suppliers

The yield per mu of camellia seeds (approximately 7176 square feet or 0.16 acre) in the Dabie Mountain area is 150 kilograms. At present, Lu’An City, where Aokai Fa’s production base is located, has a total of 980,000 mu of camellia seed farms. Total camellia seed production is weighed at approximately 50,000 tons, of which Aokai Fa controls 60% to 70% of the supply depending on the market price of Camellia Oil. Aokai Fa has entered into supply agreements with local villagers, which stipulates that villagers sell a certain amount of camellia seeds to Aokai Fa. The specific purchased amount will vary based on the price of camellia seeds at that time. In addition, Aokai Fa entered into an agreement with the village committee of Shucheng County for the purchase of camellia seeds produced from approximately 4,000 mu (approximately 659 acres) of farmland for fair market price during the term of the agreement. The village committee is in charge of the production, harvesting, packaging, storage and transportation of the camellia seeds in accordance with the organic products standards. The farmland is maintained by the village committee and should not be assigned or transferred to any third party for other use. The camellia sees produced from such farmland will be sold exclusively to us.

Owner of the land	Land Area (Mu)	Location
Changyuan Village Committee	1590	Changyuan Village, Tangchi Town
Wanghe Village Committee	820	Wanghe Village, Tangchi Town
Residents at Changhe and Miaochong	1600	Changhe Village, Tangchi Town

Aokai Fa has three main channels of raw materials, namely, (i) local farmers, (ii) agricultural companies, and (iii) farmers’ unions, and the proportion of supplies procured from these channels are approximately 28%, 35%, and 36%, respectively. The supplies procured from the local farmers are farmed on our own land and according to standards set by the Company. We procure these supplies at various quantities according to actual demand, and do not need to pay additional consideration for them.

Farmers’ unions differ from agricultural companies in that they are comprised of groups of farmers that voluntarily joined together to support one another but each union is considered a single independent legal entity. For the purpose of our acquisition of raw materials, the farmers’ unions do not differ from the agricultural companies. We have signed purchase contracts with entities from all three channels that stipulate both quantity and quality requirements, rejecting raw materials that are not up to the Company’s standards. The Company’s own inspection personnel carefully inspect each shipment of raw materials and evaluate their qualifications prior to purchase and storage.

Due to the geographical advantage that we hold, we were able to establish direct communication channels with the local farmers (the “Farmers”). During different growth cycles, the Company’s agricultural technicians also help provide the Farmers with the necessary technical guidance to increase their yields and income. Due to the close proximity to the Company, the Farmers are also able to enjoy reduced transportation costs. Due to the mutual benefits between the Company and the Farmers, we have signed long-term purchase agreements with the Farmers to continue the steady cooperation.

The following chart illustrates the percentage of raw materials supplied by our top five suppliers from all three channels for the fiscal year ended September 30, 2019:

No.	Amount (RMB)	Amount(US$)	Percentage
1	12,189,400	1,772,926	15.07%
2	11,304,000	1,644,146	13.98%
3	10,462,200	1,521,708	12.94%
4	9,598,400	1,396,070	11.87%
5	5,273,714	767,052	6.52%
Total	48,827,714	7,101,902	60.38%

Production

We have two main production procedures in producing our products; a pressing process followed by a physical refining process.

The pressing process involves cleaning, shelling, crushing, rolling, steaming, and finally pressing, to produce crude camellia oil. For this procedure, we utilize the most advanced double-screw oil press in China, which achieves a much higher efficiency compared to ordinary oil presses. While guaranteeing the quality of the Camellia Oil and not changing its flavor, our oil press leaves a residual oil rate of less than 5%, compared to the 8% to 10% residues left by the standard oil presses. Lesser residual oil means saving more money and resources in our production process, while also effectively preventing the negative effects of excessive residues, such as leaving benzopyrene or other chemical solvents in our products.

The physical refining process takes the crude camellia oil produced from the pressing process and further refines it through filtration, degumming (acidification), decolorization, deacidification (steam distillation), and deodorization. Through this process, we are able to produce refined Camellia Oil. This physical refining process also uses the leading production technology in the field, and is based on the production experience and relevant analytical data accumulated by the Company in the production process over many years. Through the refining process, we remove unwanted substances in the oil that affect its quality, thereby both increasing the quality and appearance of our product.

Distribution

The Company mainly distributes through traditional retail terminals, targeting consumers with existing consumption habits. Simultaneously, the Company also sells its products at an individual level, as well as to large customers and wholesale customers.

In regards to our traditional offline distribution channel, the Company’s “Aokai Fa” series products have developed more than a dozen distributors and several end-product retailers. The Company has won the trust and appreciation of distributors and consumers through its renowned trademark of Aokai Fa and high standard of quality management. The Company utilized appropriate refinement technology to develop new products to meet market demands in accordance with its diversified distribution channels and different needs among consumers. The Company also has differentiated pricing systems and discount policies towards distributors, retailers and individual consumer. The Company is going to further expand its distribution channels and plans to establish a distribution branch for promoting its products into national market.

Growth Strategies

The Company will further improve on its product development and expects growth by implementing the following three strategies:

(1) Further developing new markets. With Anhui province as the starting point, we intend to break into first-tier cities by developing distribution channels and promoting sales on e-commerce platforms. At the same time, the Company is collaborating with exporting companies to re-design the packaging and re-position its products, hoping to increase exports to the overseas markets.

(2) Launching cosmetic and personal care products. We are negotiating with leading cosmetics companies to plan for the launch of a personal health product line, which will include cosmetics, personal care products, and hygiene products that feature Camellia Oil. We registered two trademarks “Hongzhiyu” (虹之玉) and “Shuiyiyan” (水依言) for such cosmetic and personal health products.

(3) Developing medical products. We entered into letters of intent with pharmaceutical companies for the production of Camellia Oil-based injection oils (“Camellia Oil Injections”). There are two main uses for Camellia Oil Injections; the first is as an intravenous infused oil for critically ill patients who cannot eat and/or are going through hypermetabolism, and the second facilitates the absorption of drugs by human bodies.

Environmental and Quality Management

We have obtained a statement issued by the Environmental Product Declaration of Shucheng County certifying that our factory is in compliance with the applicable regulations.

Primary Laws, Regulations and Policies

By far, the primary laws and regulations of the agricultural and sideline food processing and other related industries that Company should abide are as follows:

No.	Laws and Regulations	Implementation Date
1	Food Safety Law of the People’s Republic of China (the latest revision in 2015)	October 1, 2015
2	Special Provisions of the State Council on Strengthening the Safety Supervision and Administration of Food and Other Products	July 26, 2007
3	Regulations of the People’s Republic of China on the Administration of Industrial Product Manufacturing License	July, 2005
4	Law of the People’s Republic of China on the Quality and Safety of Agricultural Products	April 2006

In recent years, the state has placed great importance on the development of the camellia industry, and has introduced a series of policies proposing to expand the cultivation and production of camellia, to increase the proportion of self-supply of edible vegetable oil, to substantially increase investment in science and technology, and to establish and improve the technical system of the camellia industry. The primary policies related to the camellia industry in China are as follows:

No.	Name of Policy and Planning	Brief Description
1	Opinions of the State Forestry Administration on the Development of the Camellia Industry	Optimize the camellia oleifera production layout and industry’s structure, and establish a regional and large-scale industry pattern of camellia oleifera with Hunan and Jiangxi as the central production areas, and jointly developed by Guangxi, Fujian, Guizhou, Hubei, Zhejiang, Anhui, and Guangdong provinces/regions.

2	Opinions of the General Office of the State Council on Promoting the Development of Oil Production	Achieving better oil production is of great significance for stabilizing the edible vegetable oil market, meeting consumer demand, increasing farmers’ income, and promoting economic development.

3	Opinions of the State Council on Promoting the Sustainable Development of the Edible Vegetable Oil Industry and Ensuring Supply Security	Gradually increase the provincial edible vegetable oil reserve, formulate oil rotation mechanics, establish an enterprise and commercial turnover reserve system, strengthen the government’s ability to regulate the grease market, and explore small-package oil product reserving methods.

4	National Camellia Industry Development Plan (2009-2020)	Promote the reasonable layout of the camellia oil processing industry and optimize the industry structure; accelerate the cultivation of state-owned and private camellia processing enterprises; and increase the government support for the camellia industry. By 2020, tea oil per mu will reach 40 kg, and the national tea oil output will reach 2.5 million tonnes.

5	Food Safety Law of the People’s Republic of China	The state implements a licensing system for food production and operation. To engage in food production, a food production license shall be obtained according to law.

6	Urgent Notice of the State Forestry Administration on Effectively Managing the Production of Seeds of Camellia Oleifera	Scientifically cultivate better seedlings, and strive to expand the production scale of better seedlings; promote the use of bud seedling root grafting technology, carefully use cutting seedling technology, strictly prohibit the use of seed propagation technology; strengthen supervision and management of camellia oleifera seed picking; Strengthen camellia oleifera seedling production technology training; strengthen inter-provincial communication and collaboration in the selection and promotion of improved camellia seed

7	Guidance Catalogue for Industrial Structure Adjustment (2011 Edition)	Encourage the construction of woody grease bases such as camellia, oil palm, etc.; to encourage the comprehensive utilization of key technologies for the development of grease-based by-products (rice husk, rice bran, bran, germ, cake, etc.); Construction of production lines for processing oilseeds, walnut, flax, sesame and sunflower seeds, etc.

8	Opinions on Accelerating the Development of the Woody Oil Industry	Opinions suggest that by 2020, 800 key counties of woody oil such as camellia, walnuts, and oil peony will be built. The planting area of woody oil tree will grow from the existing 120 million mu to 200 million mu, producing 1.5 million tons of edible woody oil.

The Standardization Law of the People’s Republic of China and Compulsory National Standards have set the following standards for products in our industry:

No.	Name of Standard	Description	Issuing Department
1	GB 11765-2018	Terms, definitions, classification, quality requirements, test methods and rules, labeling, packaging, and storage and transportation requirements of camellia seed oil	General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China

The quality standards adopted by Aokai Fa are in compliance with the relevant laws and regulations. As of the date of this prospectus, the Company has not received any complaints or disputes regarding its product quality.

Certifications

On July 6, 2018, the Company was issued the Food Production License, certificate number SC10234152306209, with the food category of edible oil, oil and its products, and is valid until July 5, 2023.

According a certificate issued by the Industrial and Commercial Administration and Quality Supervision and Technology Administration of Lu’an City, the Company has strictly complied with the laws and regulations on quality supervision since its establishment, and there have been no administrative penalties for any violation of laws, regulations or other regulatory documents relating to quality and technical supervision.

We received Food Production License (No. SC10234152306209) from Lu’an City’s Food and Drug Administration.

Marketing

Our business is marketed mostly in-stores. Prior to 2014, we promoted our products through advertisements in television and other media.

Competition

We face strong competition in our Camellia Oil product, in large part because our product in this segment is an agricultural product that is subject to relatively straight-forward product substitution. Competition is principally based on price, quality, product offerings, geographic location and relationship with farmers. Major competitors include but are not limited to: Hunan Guitai Camellia Oil Technology Co., Ltd., Jiangxi Runxin Technology Co., Ltd., Hunan Jinhao Camellia Oil Co., Ltd., Jiangxi Yuansen Camellia Oil Technology Co., Ltd., and Jiangxi Green Sea Oil & Fat Co., Ltd.

Our Competitive Strengths

We believe the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

Superior Location

Aokai Fa’s land is located in Shucheng County, Lu’an City, Anhui Province, in the middle intersection between Dabie Mountain Range, Chaohu, and Jianghuai. To the southwest of the Company’s location is the Dabie Mountain which provides a superior geographical environment for cultivating high quality tea seeds. Shucheng being also a local representative for green tea production, provides the Company with superior raw materials with its rich tea tree resources. Shucheng is also located at a convenient location for transportation; it is connected with the 206 National Highway, 105 National Highway, Shanghai-Chengdu Expressway, and the Hejiu Railway, all of which run throughout the territory and the three highways connecting with other provinces as well. The newly built Deshang Expressway will also set up the Tangchi Exit, and the waterway transportation runs through Tongchao Lake and the Yangtze River. The convenient transportation systems at this location provides cost efficiency for the transportation of the Company’s products. According to our preliminary accounting estimates, this reduces our expenses in external procurement by approximately 5%.

Dominant Producer of Camellia Oil

We believe that we are one of the largest producers of Camellia Oil in China, accounting for 20% - 25% of the market in China in 2018. We also obtained a food production license for the production of edible vegetable oil from the Food and Drug Administration of Lu’an City, and expect to produce blended edible oil products that contain Camellia Oil as one of the major ingredients. We believe that being the dominant producer and having stronger vertically integrated production capabilities will provide us with advantages in pricing and distribution of our products and spur further growth.

Strong Relationship with Key Distributors

We maintain steady cooperative relationships with 10 distributors. We conduct our sales primarily through our distributors, who collectively control a direct sales force and use person-to-person marketing to promote and sell our Camellia Oil products. Compared to health and nutrition products that are distributed through traditional market means, these personal marketing efforts are supported by various mediums, including our marketing content, websites, events and social business solutions. We believe our distribution channel is an effective vehicle to distribute our products because:

●	representatives can educate consumers about our products face-to-face, which we believe is more effective for differentiating our products than using traditional mass-media advertising;

●	our distribution channel allows for actual product demonstrations and trial by potential consumers;

●	our distribution channel allows the representatives to provide personal testimonials of product efficacy; and

●	as compared to other distribution methods, the representative has the opportunity to provide consumers higher levels of service and encourage repeat purchases.

Reputable Brand

Our Camellia Oil products are distributed under the recognized brand name “Aokai Fa.” In addition, we believe that we are the largest producer of Camellia Oil in the Anhui province, and that we are recognized by customers as one of the leaders in the Camellia Oil industry. We believe that our reputable brand name will benefit our future expansion and growth efforts.

Stable and Low Cost Raw Materials

We are a vertically integrated Camellia Oil producer. We entered into an agreement with the village committee of Shucheng County for the purchase of camellia seeds produced from approximately 4,000 mu (approximately 659 acres) of farmland for fair market price during the term of the agreement. The village committee is in charge of the production, harvesting, packaging, storage and transportation of the camellia seeds in accordance with the organic products standards. The farmland is maintained by the village committee and should not be assigned or transferred to any third party for other use. The camellia sees produced from such farmland will be sold exclusively to us.

Experienced Management

Our management team is led by our CEO, Pingting Wang, an industry expert on Camellia Oil products. Pingting Wang and Shuguang Chang co-founded our company and created the “Aokai Fa” brand with the vision of building our Company into a prominent Camellia Oil company in the health and wellness industry with diverse product offerings. Other members of our senior executive team are experienced in their areas of concentration, including manufacturing, marketing and sales, operations, financial management and cross-border business development.

Employees

As of the date of this prospectus, the Company has employed 24 individuals, each on a full-time basis, of which 4 employees are in the management department, 2 in the administration department, 2 in the financial department, 10 in the production department, 5 in the marketing department, and 1 in the quality inspection department.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

In addition to the full-time employees, the Company hire temporary workers for packaging, which does not require any sophisticated skillsets. The Company usually hires surplus laborers from the surrounding area, namely the unemployed living around the manufacturing facilities.

Facilities and Property

Office, Manufacturing and Research Facility

The Company’s main manufacturing facility is located in Tangchi town, Shucheng county of the Anhui province in China. It covers about 6,635.30 square meters. The Company leased the space from Anhui Yuchuang Commerce, Ltd., and the lease is valid from January 1, 2017 to December 31, 2042.

In addition, on December 18, 2019, the Company purchased from Anhui Yuchuang Commerce, Ltd. certain buildings, right to use the land, workshops and the assets attached thereto to be used as daily production, office and warehouse, which are located at Tangchi town, Shucheng county of the Anhui province in China, including two buildings with total space of 12,350.85 square meters, a steel-structured factory of 1,500 square meters, a room of 200 square meters, and an open space for a total of 13,300 square meters. Pursuant to the purchase agreement with Anhui Yuchuang Commerce, Ltd., the title of buildings, the right to use the land, and the assets attached thereto will not be transferred to the Company until 70% of total purchase price are paid. As of the date of this prospectus, the Company has not made such 70% of total purchase price yet and does not own these properties currently.

The table below shows the current workshops, warehouse and office, which are all located in Tangchi Town, Shucheng County, Anhui Province:

Area	Area (square meter)	Opening Date
Pressing Workshop	600	2011.12
Refinement Workshop
Packaging Workshop
Lixiviation Workshop	400	2013.01
Warehouse	900	2011.12
Office Area	600

Production Equipment

Equipment	Quantity	Original Value (RMB)	Original Value (US$)	Useful Life (years)
Camellia seed crushing production line	1	1,992,800.	278,803	20
Lixiviation production line	1	1,243,851	173,983	20
Camellia seed oil physical refining production line	1	2,471,000	345,706	20

Intellectual Property

We own and utilize the trademarks and patents listed below. We continuously look to increase the number of our trademarks and potential design patents where necessary to protect valuable intellectual property. We regard our trademarks and other intellectual property as valuable assets and believe that they have significant value in the marketing of our products. We vigorously protect our trademarks against infringement, including through the use of cease and desist letters, administrative proceedings and lawsuits.

We rely on trademark, patent, copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce intellectual property rights in our logos, trade names and in the design of our products. In particular, we believe that our future success will largely depend on our ability to maintain and protect the “Aokai Fa” trademark. Despite our efforts to safeguard and maintain our intellectual property rights, we cannot be certain that we will be successful in this regard. Furthermore, we cannot be certain that our trademarks, products and promotional materials or other intellectual property rights do not or will not violate the intellectual property rights of others, that our intellectual property would be upheld if challenged, or that we would, in such an event, not be prevented from using our trademarks or other intellectual property rights. Such claims, if proven, could materially and adversely affect our business, financial condition and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of future claims concerning trademarks and other intellectual property rights could materially and adversely affect our business, financial condition and results of operations.

The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the PRC. Although we continue to implement protective measures and intend to defend our intellectual property rights vigorously, these efforts may not be successful or the costs associated with protecting our rights in certain jurisdictions may be prohibitive. From time to time we may discover products in the marketplace that are counterfeit reproductions of our products or that otherwise infringe upon intellectual property rights held by us. Actions taken by us to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating trademarks and intellectual property rights. If we are unsuccessful in challenging a third party’s products on the basis of infringement of our intellectual property rights, continued sales of such products by that or any other third party could adversely impact the “Aokai Fa” brand, result in the shift of consumer preferences away from our products and generally have a material adverse effect on our business, financial condition and results of operations.

Patents

Through Aokai Fa, we currently have five effective Chinese patents. Aokai Fa’s current Chinese issued patents expire at various times from July 2023 through May 2024 and it currently has five (5) Chinese patent applications pending. We consider all of our patents to be important for our business.

The following table sets forth a brief description of the Company’s issued Chinese patents, including their respective publication numbers, application filing date, issue date, expiration date and title:

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 2013 2 0413827.6	2013.07.12	2014.01.08	Expired	One Type of Camellia Oilseeds Conveyor	Expired
ZL 2014 3 0116126.6	2014.05.04	2014.09.10	2024.05.04	Packing box (Camellia Oil Type 1)	Effective
ZL 2014 3 0116125.1	2014.05.04	2014.09.10	2024.05.04	Packing box (Camellia Oil Type 2)	Effective
ZL 2014 3 0116116.2	2014.05.04	2014.09.10	2024.05.04	Packing box (Camellia Seed Oil)	Effective
ZL 2014 2 0223916.9	2014.05.04	2014.09.17	2024.05.04	One Type of Camellia Oil Lixiviate Reactor with a Feedback System	Effective
ZL 2014 2 0224537.1	2014.05.04	2014.09.17	2024.05.04	One Type of Storage Device for Camellia Oilseeds	Effective
201820974667.5	2018.06.25	2019.02.15	2028.06.25	One Type of Camellia Seed Crushing and Grinding Device	Effective
ZL 2018 2 0974635.5	2018.06.25	2019.04.12	2028.06.25	One Type of Camellia Oil Filtering Devise	Effective
ZL 2018 2 0974697.6	2018.06.25	2019.5.31	2028.06.25	One Type of Camellia Oil Secondary-filtering Device	Effective
201810657440.2				One Type of Filtering and Oil-making Technique	Pending
201810657452.5				One Type of Camellia Oil Production Technique	Pending

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

Trademarks

Through Aokai Fa, we currently have four Chinese trademarks. Aokai Fa’s current Chinese issued trademarks expire at various times from 2024 through 2027 and it currently has no Chinese trademark applications pending.

The following table sets forth a brief description of the Company’s issued Chinese trademarks, including their respective trademark numbers, issue date, expiration date and title:

Trademark Number	Issue Date	Expiration Date*	Trademark Title
21295418	2017.11.14	2027.11.13	虹之玉 (Hong Zhi Yu)
21295767	2017.11.14	2027.11.13	水依言 (Shui Yi Yan)
12035567	2014.06.28	2024.06.27	奥凯发 (Ao Diao Fa)
12235679	2014.08.14	2024.08.13	中钓 (Zhong Diao)

*	Trademark expiration dates are routinely subject to dispute in trademark infringement actions. No assurance can be given that third parties infringing our trademark will not dispute the expiration dates of our trademarks or that we will be successful in defending against such disputes.

Domain Names

The Company owns the domain name www.AokaiFa.com

Environmental Protection

According to the Paragraph 1 of Article 49 and Article 50 of Law of the People’s Republic of China on Prevention and Control of Water Pollution (Amended in 2017), urban sewage shall be disposed of in a centralized manner, and the water pollutants discharged into the facilities for centralized treatment of urban sewage shall conform to the nation or local standards for discharge of water pollutants, and accordance with the conclusions and recommendations of the Environmental Impact Report Form, after the biodegradation treatment, Aokaifa discharge the sewage into local facilities for centralized treatment of urban sewage and accessory pipelines. To date, we have not been advised of any violations of any environmental regulations. We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.

Seasonality

The Company’s main raw material, camellia seed, is a seasonal product. It matures in October each year and is harvested and stored in November. The Company’s production lasts from November to June each year.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

REGULATIONS

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology, the Ministry of Natural Resources, the State Administration for Market Regulation (SAMR) and their respective local offices. This section summarizes the principal PRC laws and regulations related to our business.

Laws and Regulations Relating to Food Industry.

The food manufacture industry in China is highly regulated. The primary regulatory authority is the State Administration for Market Regulation (SAMR), including its provincial and local branches. As a manufacturer of food, we are subject to regulation and oversight by the SAMR and its provincial and local branches. The Food Safety Law of the People’s Republic of China (2018 Amendment, Food Safety Law) provides the basic legal framework for the administration of the production and sales of food in China and covers the manufacturing, processing, sales, trading, storage, transport, safety management and other supervisory regulations on food. These regulations set forth detailed rules with respect to the administration of food safety in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Licenses for Food Manufacturers and Operators.

Pursuant to the Food Safety Law, China implements a licensing system for the food production and operation. A person or a legal person which engages in food production, food selling or catering services shall obtain the Food Production License and/or Food Operation License from the food safety administrations of local people’s governments at the county level or above in accordance with the law. Our Food Production License was issued on July 6, 2018 by the former authority named Food and Drug Administration of Liu An City and will be valid until July 5, 2023. Our Food Operation License was issued by the Food and Drug Administration of Shu Cheng County on September 5, 2016 and will be expired after September 4, 2021.

Laws and Regulations Relating to Operation of Agriculture and Forestry Products.

As a food operator, our main product is camellia oil, which is a kind of edible vegetable oil recognized as one of food products. Besides, the main raw material for producing the camellia oil is the seed of wild camellia tree, which is regarded as one of the agricultural and forestry products. In China, the competent authority for the camellia industry is the Camellia Industry Development Office under the State Forestry and Grasslands Administration affiliating to the Ministry of Natural Resources of the People’s Republic of China. Also, the cultivation, processing and operation of camellia trees and seeds are mainly regulated by the Seed Law of the People’s Republic of China (2015 Revision) and the Measures for Quality Management of Forest Tree Seeds, both stipulate the detailed regulations and rules with respect to the administrations on manufacturing, processing, package, inspection, storage and other relevant quality management of seed.

Laws and Regulations Relating to Foreign Trade Operators.

Another important business of ours is import and export of goods which is regulated mainly by the Foreign Trade Law of the People’s Republic of China (2016 Revision, Foreign Trade Law) and the Regulation of the People’s Republic of China on the Administration of the Import and Export of Goods. According to such law and regulation, Foreign Trade Operator shall refer to a legal person or other organization or individual engaged in foreign trade activities that have gone through the industry and commerce registration or other business formalities in compliance with the provisions of laws and administrative rules.

Registration for Record of Foreign Trade Operators.

In accordance with the Foreign Trade Law, A Foreign Trade Operator engaged in import and export of goods or technologies shall make registration for record with the department in charge of foreign trade under the State Council or institutions entrusted by it. Customs shall not handle the declaration and clearance procedure for goods imported or exported by a foreign trade operator who fails to go through the registration for record in accordance with the rules. We obtained our Registration Form for Record of the Foreign Trade Operator on May 4, 2016.

Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund

According to the Social Insurance Law of the People’s Republic of China (Revised in 2018) (the “SIL”), every Chinese employer within the territory of the People’s Republic of China shall pay social insurance premiums, and every employee shall be entitled to the social insurance benefits, and have the right to overlook insurance premiums paid by the employer on his or her behalf. The SIL further provides that every employee shall enroll in the basic endowment insurance system, the basic medical insurance system, the work injury insurance system, the unemployment insurance system and the maternity insurance system, and the employer and the employee shall jointly pay the basic endowment insurance premiums, the basic medical insurance premiums and the unemployment insurance premiums for employees, while only the employer shall pay the work injury insurance premiums and the maternity insurance premiums. In addition, the SIL requires that the employer shall, within thirty days after the date of employment, proceed to the social insurance agency to apply for social insurance registrations on behalf of the employees and shall declare on its own and pay on time and in full social insurance premiums. The payment shall not be deferred, or lowered in amount or exempted unless due to lawful causes such as force majeure. Social insurance premiums payable by an employee shall be paid on his or her behalf by withholding from the employee’s salary. The employer shall inform each employee of details of the social insurance premiums paid to his or her account on a monthly basis. Due to the reformed registration system which integrates multiple licenses and certificates into one Business License with one code, Chinese employers are not required to complete a separate registration for social insurance anymore. However, they still have to pay off all the social insurance premiums for all the employees in China in accordance with the SIL.

Besides, according to the Administrative Regulations on the Housing Fund (Revised in 2019), the housing fund paid and deposited both by employees themselves and by the Chinese employers for their employees shall be owned by such employees. When an employer hires a new employee, it shall undertake housing fund payment and deposit registration at a housing fund management center within 30 days from the date of employment, and shall open or transfer the housing fund account for the employee. Where an employer terminates the employment relationship with any of its employees, the employer shall amend the registration at a housing fund management center within 30 days from the date of termination of the employment, and shall transfer or seal up housing fund account of the employee. The housing fund to be paid and deposited by an individual employee shall be withheld from his/her salary by the employer. An employer shall, within five days from the payday of each month, remit the housing fund paid and deposited by the employer and fund withheld from the employees to the special housing fund accounts which is opened by the housing fund management center at the commissioned bank. The commissioned bank shall then have the fund transferred to housing fund accounts of employees. The employer shall pay and deposit housing fund on schedule and in full, and may not be overdue in the payment and deposit or underpay the housing fund.

Regulations Relating to Foreign Debt

According to the Interim Measures on the Management of Foreign Debts (2003) (the “Measures”), Chinese Government conducts an overall control over all of the foreign debts and feasible foreign debts. The borrowing of foreign debts, guaranty for foreign debts, and the usage and repayment of foreign debts shall comply with the provisions of relevant PRC laws, rules and regulations and comply with the present Measures. The summation of the accumulated medium-term and long-term debts borrowed from foreign investors and the balance of short-term debts shall not exceed the surplus between the total investment in projects approved by the competent government agency and the registered capital. Within the range of the surplus, the foreign invested enterprises may borrow foreign loans at their own will. If such surplus is exceeded, the total investment in the projects shall be reexamined by the initial government agency which examined or approved the investment.

In 2017, in order to further encourage the cross-border financing for enterprises and financial institutions, facilitate domestic institutions’ full use of overseas low-cost capital, and reduce the financing cost of the real economy, the People’s Bank of China issued and implemented the Circular on Matters relating to the Macro-prudential Management of Full-covered Cross-border Financing, stipulating that the maximum amount of foreign debts that may be borrowed by foreign invested enterprise shall be twice the amount of its net assets.

Regulations Relating to Foreign Investment

According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise were previously regulated by the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (2016Amendmernt), and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (2014 Revision).

In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-Owned Enterprise Law of the People’s Republic of China. Such decision, which became effective in October 1, 2016, changed the “filing or approval” procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special market access management measures will only be subject to filing instead of approval requirement. Pursuant to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises promulgated by the MOFCOM in October 2016, as amended in June 2018, establishment and changes of foreign invested enterprises not subject to the approval under the special market access management measures shall be filed with the relevant authorities.

On March 15, 2019, the Foreign Investment Law of the People’s Republic of China (the “FIL”) was adopted at the Second Session of the 13th National People’s Congress came into effect as of January 1, 2020. According to the FIL, the business forms, structures, and rules of activities of foreign-invested enterprises shall be governed by the Company Law of the People’s Republic of China, the Partnership Law of the People’s Republic of China, and other laws. The PRC shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. The negative list will be issued by or upon approval by the State Council. Foreign investor may not invest in any prohibited field for foreign investment on the negative list. For any field restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list. The PRC confers national treatment to foreign investment outside of the negative list. During the process of foreign investment, where approval and record-filing of a foreign investment project are required, relevant provisions shall be followed.

When the Foreign Investment Law became effective, the former three laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations, were repealed simultaneously.

Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019 Version)

The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019), as approved by the CPC Central Committee and the State Council, are hereby issued, with effect from July 30, 2019, upon which the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2018, are repealed. Pursuant to the Negative List, a foreign investor may not invest in any prohibited field for foreign investment on the Negative List. Foreign investments in the fields not on the Negative List shall enjoy equal treatment as those provided to domestic investments. Foreign investments in the fields which are not prohibited on the Negative List shall apply for foreign investment access permits.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Notice No. 13”). After SAFE Notice No. 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In November 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which lately revised in May 2015 (the “Circular No. 59”). Pursuant to this Circular No. 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In March 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (the “SAFE Circular No. 19”), which aims at reforming the mode of management of settlement of foreign exchange capital of foreign-invested enterprises nationwide and better satisfy the requirements for and facilitate the business and fund operation of foreign-invested enterprises. SAFE Circular No. 19 confirms that the foreign exchange capital of foreign-invested enterprises apply the willingness settlement, and the RMB funds obtained from the willingness settlement of foreign exchange capital of foreign-invested enterprises shall be included in the account for settled foreign exchange to be paid for management. SAFE Circular No. 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. SAFE Circular No. 19 still prohibits foreign-invested enterprises from using RMB funds converted from their foreign exchange capitals for expenditure beyond its business scope, securities investment unless otherwise provided by law or regulation, providing entrusted loans or repaying loans between nonfinancial enterprises, paying the costs relevant to purchase of the real estate not for self-use.

On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account (the “SAFE Circular No. 16”), which expands the application scope of the willingness settlement to include not only the capital of the foreign-invested enterprises but also the foreign debt fund and the fund from overseas listings.

In January 2017, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance (the “SAFE Circular No. 3”), which stipulates several policies and measures with respect to the outward remittance of foreign exchange profit from direct investment, which require that a bank that handles outward remittance of profits equivalent to more than USD 50,000 for a domestic entity shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax record form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax record form with the actual remittance amount and remittance date of the profits. A domestic institution shall cover losses in the previous years as legally required before the outward remittance of profits. Besides, SAFE Circular No. 3 strengthens the examination of authenticity and compliance of outbound direct investment by requiring that when undergoing the registration and outward remittance formalities for outbound direct investment, a domestic entity shall, in addition to submitting relevant materials for examination as required, explain the source of the investment funds and the use of funds (use plan) to the bank, and provide the resolution of the board of directors (or the resolution of partners), contract, or other proof on authenticity of such investment. Banks shall strengthen the examination of authenticity and compliance.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE issued Notice of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies (the “SAFE Circular No. 37”) for purposes of making full use of both domestic and foreign resources and markets, further simplifying and facilitating the cross-border capital transactions involved in the investment, financing and round-trip investment activities conducted by domestic PRC residents through special-purpose companies. According to SAFE Circular No. 37, a special-purpose company means an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic resident individual) with the assets or interests it legally holds in a domestic enterprise, or with the overseas assets and interests it legally holds, and “round-trip investment” refers to the direct investments made in PRC by domestic residents directly or indirectly through special-purpose companies, namely, the behavior of establishing foreign-invested enterprises in PRC by establishment, merger and acquisition, or any other means, and acquiring interests, such as ownership, control, or operating rights, in them. The SAFE Circular No. 37 provides that before making contributing capital to a special-purpose company with its legal assets or interests within or outside PRC, a domestic resident shall complete the foreign exchange registration procedure for such foreign investment.

Then, On June 1, 2015, the SAFE implemented the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Circular NO. 13”) requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

A modification to the foreign exchange registration is required if there is a material change Where there is any change in the basic information of an overseas special-purpose company which has already been registered such as its domestic resident individual shareholder, name, or term of operation, or where a significant matter occurs such as a capital increase/decrease or equity transfer/replacement by a domestic resident individual, a merger, or a division. Failure to comply with the registration procedures set forth in SAFE Circular No. 37 or the subsequent notices, or failure to truthfully disclose information about the actual controller of the enterprise formed by way of round-trip investment, or to conduct any false representation may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including the inward remittance of profits or dividends, and may also subject relevant PRC residents or entities to administrative penalties under PRC foreign exchange administration regulations.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), promulgated by the NPC and implemented in January 2008 and revised in February 2017 and in December 2018, and (ii) the Implementation Rules of the EIT Law promulgated by the State Council and implemented in January 2008 and revised in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, which in EIT Law refer to enterprises that are established inside China, or which are established under the law of a foreign country (region) but whose actual management institutions are inside China, for their incomes derived from both inside and outside China. The implementation rules of the EIT Law define “actual management institutions” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of the enterprises”.

Currently, the available guidance for the definition of “actual management institutions” as well as the determination and administration of tax residency status of offshore incorporated enterprises are set forth in the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management (the “Circular No. 82”), promulgated by the State Administration of Taxation (the “SAT”) in April 2009, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version, the “Bulletin No. 45”) issued by the SAT in July 2011, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder. According to Circular No. 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “actual management institution” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	The premises where the senior management and the senior management bodies responsible for the routine production and business management of the enterprise perform their functions are mainly located within China;

●	The financial decisions (about borrowing, lending, financing, financial risk management, etc.) and the personnel decisions (about appointment, dismissal, payment, etc.) of the enterprise are made by the bodies or persons within China or are subject to the approval of the bodies or persons within China;

●	The enterprise’s primary properties, account books, company seals, minutes and archives of the meetings of the board of directors and shareholders are located or preserved within China; and

●	The enterprise’s directors or senior management with 1/2 or more of the voting rights usually lives in China.

Value-Added Tax and Business Tax

Since 2012, the MOF and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, the entities and individuals that sell services, intangible assets or immovable properties (hereinafter referred to as “taxable acts”) within the territory of the People’s Republic of China are value-added tax (“VAT”) payers, and shall pay VAT instead of business tax.

According to the Interim Regulations on Value-added Tax, which was promulgated by the PRC State Council on December 13, 1993 and amended in November 2008, February 2016 and November 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax, which were promulgated by the Ministry of Finance (the “MOF”) on December 18, 2008 and subsequently amended by the MOF and the SAT on October 28, 2011, all taxpayers selling goods, services, intangible assets or immovable properties, or providing processing, repairing or replacement services or importing goods within the PRC must pay value-added tax.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends of foreign-invested enterprises are included in the Company Law of the PRC, providing that a WFOE, being established as a limited liability company, shall retain certain amount from its profits after the income tax has been paid in accordance with Chinese tax law as statutory reserve funds. The amount retained for the statutory reserve funds shall not be less than 10% of the profits (profits after the income tax has been paid), the withdrawal for statutory reserve funds may stop when the accumulated amount withdrawn has been up to 50% of the registered capital of the enterprise. After the WFOE has withdrawn statutory reserve funds from the after-tax profits, it may, by virtue of a shareholder(s)’s resolution, withdraw discretionary reserve fund from the after-tax profits. After the losses have been made up and reserve funds have been withdrawn, the remaining after-tax profits may be distributed to shareholders. According to the Company Law of the PRC, shareholders shall be distributed with the dividends based on the percentages of the capital that they actually contributed. The exception shall be given if all shareholders agree that they will not be distributed with the dividends based on the percentages of the capital that they contributed.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe to the increased capital of a domestic company and thus change the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport to require offshore special purpose companies/vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Pingting Wang*	42	Chief Executive Officer and Director
Changsheng Zheng	57	Chief Financial Officer

*	This individual has indicated his assent to occupy such position upon closing of this offering.

Ms. Pingting Wang served as our CEO and Director since January 2020. From May 1988 to July 2004, Ms. Wang was the supervisor of Sucheng Suguo Supermarket. From July 2004 to October 2010, Ms. Wang was the head of office of Tongxing Driving School. From December 2010 to June 2013, Ms. Wang was the head of office of Guzhen Zhongsheng Investment Company. She has been serving as the Board Secretary in Anhui Aokai Fa Grease Technology Co., Ltd since June 2013. From April 2019 to present, Ms. Wang serves as the director of China Ruiyuan Holdings Co., Ltd (Hong Kong) and the director of Anhui Zhongruiyuan Biotechnology Co., Ltd. Ms. Wang graduated with a bachelor’s degree from West Anhui University in 2004.

Mr. Changsheng Zheng has been serving as our CFO since April 2019. From 1985, Mr. Zheng served his career successively as the associate accountant and the accounting supervisor in Shucheng County Grain System. He later served as the finance manager in a malt plant directly affiliated to the Shucheng County Grain System. From 1999, Mr. Zheng started as the finance director in Tianjin Dahai Seasoning Co., Ltd. From 200, he went back to the finance department in Shucheng County Grain System and later in 2007, he was in charge of the cost accounting in Anhui Sanle Baby Carriage Co., Ltd. From May 2017 to present, he has been employed at Anhui Aokai Fa Grease Technology Co., Ltd. to be in charge of finance department. Mr. Zheng graduated with a college degree in 1994.

Pursuant to our articles of association, as adopted by special resolutions on February 15, 2019, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of [●] directors upon closing of this offering.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different classes of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest, including those that may be a material interest, in any contract or arrangement, and following such disclosure and subject to any restriction/disqualification where the interest is material or any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Board of Directors of the Registrant, which comprises [●] director, [●] was/were making all determinations regarding executive officer compensation from the inception of the Company up until the time when the other [●] directors and the [●] independent directors were installed.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of this offering: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●]. [●] will be the chairman of our audit committee. We have determined that [●] will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [●] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●] upon the effectiveness of their appointments. [●] will be the chairman of our compensation committee. We have determined that [●] will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of will consist of [●] upon the effectiveness of their appointments. [●] will be the chairperson of our nominating and corporate governance committee. [●] satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2019 and 2018 to be earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$[●] (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year ended September 30,	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Pingting Wang	2019	[●]	0	0	0	0	0	0	[●]
CEO of the Company and Aokai Fa	2018	[●]	0	0	0	0	0	0	[●]

Changsheng Zheng	2019	[●]	0	0	0	0	0	0	[●]
CFO of the Company*	2018	-	-	-	-	-	-	-	-

*	Mr. Zheng has served as the CFO since April 2019.

Agreements with Named Executive Officers

We have entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit [●] to this Registration Statement, we will agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Pingting Wang, our CEO, provides for a term of 5 years beginning on January 2020, with an annual salary of US$[●].

Our employment agreement with Changsheng Zheng, our CFO, provides for a term of 5 years beginning on April 2019, with an annual salary of RMB384,000 (approximately US$58,000).

Compensation of Directors

For the fiscal years ended September 30, 2019 and 2018, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 20,000,000 Ordinary Shares issued and as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on Ordinary Shares outstanding following the sale of Ordinary Shares if minimum offering amount is raised. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 113 shareholders of record, none of which are located in the United States. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering			Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent		Percent
Directors and Executive Officers:
Pingting Wang, CEO	8,354,000	41.77%	[●]	[●]	%	[●]	%
Changsheng Zheng, CFO	18,000	*	[●]	[●]	%	[●]	%
5% Shareholders:
Zhongcheng Biotechnology Limited	1,524,000	7.62%	[●]	[●]	%	[●]	%

*	Less than 1%

History of Share Capital

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on February 15, 2019. On February 15, 2019, we issued 20,000,000 Ordinary Shares to certain founder shareholders in connection with entering into the VIE contractual arrangements.

As of the date of this prospectus, our authorized share capital consists of 20,000,000 Ordinary Shares, par value US$1 per share, with 20,000,000 Ordinary Shares issued and outstanding. Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Upon completion of this offering, the Beneficial Owners will hold [●]% of the combined total of our outstanding Ordinary Shares. Following the completion of this offering, the Beneficial Owners will continue to have the power to act alone in approving any action requiring a vote of the majority of our Ordinary Shares and to elect all of our directors.

Contractual Arrangements with WFOE, Aokai Fa and Its Shareholders

We conduct our business through Aokai Fa, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Aokai Fa, and its shareholders. Such contractual arrangements provide us (i) the power to control Aokai Fa, (ii) the exposure or rights to variable returns from our involvement with Aokai Fa, and (iii) the ability to affect those returns through use of our power over Aokai Fa to affect the amount of our returns. Therefore, we control Aokai Fa. For a description of these contractual arrangements, see “Business—Corporate History and Structure.”

Material Transactions with Related Parties

On February 15, 2019, the Company issued 20,000,000 Ordinary Shares to our Beneficial Owners, including some of our executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under the Cayman Islands laws, with 8,354,000 Ordinary Shares issued to Pingting Wang, our CEO.

Employment Agreements

See “Executive Compensation—Agreements with Named Executive Officers.”

DESCRIPTION OF SHARE CAPITAL8

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, as adopted by special resolutions on February 15, 2019. A copy of our amended and restated memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “Memorandum” and the “Articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2020 Revision) (as amended) of the Cayman Islands, or the “Companies Law,” on February 15, 2019. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by section 7(4) of the Companies Law.

Our affairs are governed principally by: (1) our Memorandum and Articles; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.

[8]	197+..

A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital consists of 20,000,000 Ordinary shares, par value US$1 per share. Subject to the provisions of the Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by Nasdaq Capital Market.

Listing

We have applied to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “HUAK”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [●], [ADDRESS].

Dividends

Subject to the provisions of the Companies Law and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors (and for the avoidance of doubt, no dividend shall be declared by the shareholders unless previously recommended by the directors).

Subject to the requirements of the Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Law, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	subdivide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 7 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date. Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Law.

Redemption and Purchase of Own Shares

Subject to the Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable set forth in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors. The Ordinary Shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with the Company’s Articles and Nasdaq’s rules and regulations.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Companies Law to inspect or obtain copies of our register of members or our corporate records. However, the board of directors may determine from time to time whether and to what extent Huake’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Huake at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Huake in respect of the shares that such shareholder holds must have been paid.

The directors may convene general meetings whenever they think fit. The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. Huake’s Articles provide that upon the requisition of one or more shareholders representing not less than 10% of the voting rights entitled to vote at general meetings, the directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

At least 7 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Ordinary Shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Ordinary Shares.

Huake will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration of the directors shall be determined by the shareholders by ordinary resolution, except that the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the Articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Law, our Memorandum and Articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles. However, to the extent allowed by the Companies Law, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Law, pass a special resolution (requiring two-third majority vote) allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

The Ordinary Shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the register of members as the holder of our Ordinary Shares.

Under the Companies Law, we must keep a register of members that includes:

●	the names and addresses of our shareholders, a statement of the class and number of shares held by each shareholder, and of the amount paid or agreed to be considered as paid, on the shares of each shareholder;

●	the date on which the name of any person was entered on the register as a shareholder; and the date on which any person ceased to be a shareholder.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Huake, the person or shareholder aggrieved (or any shareholder of Huake or Huake itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Cayman Islands Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors, (6) a list of the assets and liabilities of each constituent company, (7) the non-surviving constituent company has retired from any fiduciary office held or will do so, (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant, and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation (which, if not agreed between the parties, may be determined by the Grand Court of the Cayman Islands) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	Huake is not proposing to act illegally or ultra vires and the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of 90% in value of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that no director, alternate director or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director or officer.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by any director or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Companies Law, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Huake’s Articles provides that a director must disclose the nature and extent of his or her interest in any transaction or arrangement including those that may be a material interest, and following such disclosure and subject to any restriction/disqualification where the interest is material or any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Companies Law, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Law and our Articles, the Company may be wound up by a special resolution of our shareholders (requiring a two-thirds majority vote), or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Law and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our Articles generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of our shareholders (requiring a two-thirds majority vote).

Anti-Money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist property, and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands), if the disclosure relates to criminal conduct or money laundering or (ii) to a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, (2020 Revision) (the “Substance Law”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Law. Failure to satisfy these requirements may subject us to penalties under the Substance Law.

Data Protection — Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Law, 2017 or the “DPL,” which came into effect in the Cayman Islands on 30 September 2019. This privacy notice puts investors in the Company on notice that through your investment into the Company you may provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). The Company collects, uses, discloses, retains and secures personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The Company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct the activities of the Company on an ongoing basis or to comply with legal and regulatory obligations to which the Company is subject. The Company will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to the Company.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

What rights do individuals have in respect of personal data?

Under the DPL, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfils the Company’s obligation in this respect.

Individuals have rights under the DPL in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, the right to request that processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1 (345) 946-6283 or by email at info@ombudsman.ky.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through the address and telephone number of our principal executive office. Our principal website is http://aokaifa.ns2.mfdns.com/. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and we have made an application for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have issued [●] Ordinary Shares representing approximately [●]% of our outstanding Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Docvit, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Enterprise Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 and further amended on December 29, 2018, and the Implementation Rules of the EIT Law, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and then amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions or establishments in the PRC pay enterprise income tax on the incomes obtained by such institutions in the PRC and on the income occurring outside the PRC but having substantial connection with their institutions or establishments in the PRC at the rate of 25%. Non-resident enterprises with no institutions or establishments in the PRC, and non-resident enterprises with income having no substantial connection with their institutions or establishments in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are an exempted company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Huake does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Huake and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as an exempted company, the key assets and records of Huake Holding Biology Co., LTD, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Huake Holding Biology Co., LTD and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Docvit, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors—Risks Relating to Doing Business in the PRC— Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, WFOE and Aokai Fa are subject to the enterprise income tax at the rate of 25%. Our Company pays an EIT rate of 25% for Aokai Fa. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Aokai Fa is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value Added Tax of the PRC, which were promulgated by the MOF, on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, selling real property, transferring land use right, or selling or importing relevant goods as specifically specified; 6% for taxpayers selling services or intangible assets, except otherwise specified.

According to Provisions in the Notice on Adjusting the Value added Tax Rates (Cai Shui [2018] No. 32), or the Notice, issued by the SAT and the MOF, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. The Notice took effect on May 1, 2018, and the adjusted VAT rates took effect at the same time.

The Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner on March 23, 2016, which took effect on May 1, 2016. Pursuant to such circular, the Value Added Tax Pilot Program has been applicable nationwide since May 1, 2016.

According to the VAT Regulations and the related rules, as of the date of this prospectus, as taxpayers selling services, Aokai Fa and its consolidated affiliated entities are generally subject to 9% VAT rate.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

As of the date of this prospectus, when considered as a non-PRC resident investor, which is much more likely to happen than not, Ruiyuan HK shall be subject to the dividend withholding tax at the rate of 10%. (See “Risk Factors” and “Taxation.”) Upon identified as the Hong Kong resident enterprise stipulated by the Double Tax Avoidance Arrangement and other applicable laws, the withholding tax may be reduced to 5%.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended September 30, 2019 and 2018.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Aokai Fa as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Aokai Fa, and as a result, we are treating Aokai Fa as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Aokai Fa for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Underwriting

In connection with this offering, we will enter into an underwriting agreement with [●] (the “Underwriter”) with respect to the ordinary shares being offered. Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase [●] ordinary shares.

The Underwriter is offering the Ordinary Shares subject to its acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the ordinary shares offered by this prospectus if any such Ordinary Shares are taken, other than the ordinary shares covered by the Underwriter’s option to purchase additional Ordinary Shares described below.

The Underwriter initially proposes to offer the Ordinary Shares directly to the public at the public offering price listed on the cover page of this prospectus. The Underwriter is expected to make offers and sales both inside and outside the United States through its selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Over-allotment Option

We have granted to the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [●] additional Ordinary Shares from us at the public offering price listed on the cover page of this prospectus, less underwriter’s discounts and commissions. To the extent the option is exercised, the Underwriter will become obligated, subject to certain conditions, to purchase additional Ordinary Shares.

Underwriter’s Compensation

Except as disclosed in this prospectus, the Underwriter have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the Underwriter to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the Underwriter. We have agreed to sell the shares to the underwriter, (i) with respect to sales of shares to investors introduced by the Underwriter in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a [●]% underwriting discount; and (ii) with respect to sales of ordinary shares to investors introduced by Company in this offering, at the initial offering price of $[●] per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a [●]% underwriting discount.

The following table shows the per-share price and total underwriting discounts and commissions to be paid to the Underwriter. Such amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase additional ordinary shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Discounts & commissions	[●]	[●]	[●]

Non-accountable expense allowance	[●]	[●]	[●]

Net proceeds to us	[●]	[●]	[●]

Expense Reimbursement

We have agreed to pay a non-accountable expense allowance to the Underwriter equal to [●]% of the gross proceeds received in this offering. In addition, we have also agreed to pay or reimburse the Underwriter for certain of the Underwriter’s out-of-pocket expenses relating to the offering, including all reasonable fees and expenses of the Underwriter’s outside legal counsel. All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the Underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[●] million.

Right of First Refusal

Until twelve (12) months from the commencement of sales of the Offering, the Underwriter shall have a right of first refusal on at least equal commercial terms to act as financial advisor or to act as joint financial advisor on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company (collectively, “Future Services”). In the event the Company notifies the Underwriter of its intention to pursue an activity that would enable the Underwriter to exercise its right of first refusal to provide Future Services, the Underwriter shall notify the Company of its election to provide such Future Services within thirty (30) days of written notice by the Company.

Lock-up Agreements

Each of our executive officers and directors and 5% or more holders of all of our shares outstanding prior to the effective date of this offering, have agreed with the Underwriter not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any ordinary shares or securities convertible into, exchangeable or exercisable for any ordinary shares, without the prior written consent of the Underwriter, as representative of the Underwriter, for a period of [180 days] after the date of this prospectus.

Price Stabilization

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the Underwriter may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our shares. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the Underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of ordinary shares in the over-allotment option. To close out a short position or to stabilize the price per share of our ordinary shares, the Underwriter may bid for, and purchase, shares in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of ordinary shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the Underwriter sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Finally, the Underwriter may bid for, and purchase, ordinary shares in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market or otherwise.

In connection with this offering, the Underwriter and selling group members, if any, or their affiliates may engage in passive market making transactions in ordinary shares on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act of 1934. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common share and or warrants in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common share during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The Underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Determination of Offering Price

Prior to this offering, there has not been a public market for our ordinary shares. The public offering price of the ordinary shares offered by this prospectus has been determined by negotiation between us and the Underwriter. Among the factors considered in determining the public offering price of the ordinary shares were:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our products and services;

●	The experience and skills of our executive officers; and

●	The general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the ordinary shares. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the ordinary shares can be resold at or above the public offering price.

Listing

We plan to apply for the listing of our ordinary shares on The Nasdaq Capital Market under the symbol “HUAK.”

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by the Underwriter. The Underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Ordinary Shares for sale to their online brokerage account holders. Ordinary Shares to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, Ordinary Shares may be sold by the Underwriter to securities dealers who resell Ordinary Shares to online brokerage account holders..

Other Relationships

The Underwriter is a full service financial institution engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The Underwriter may in the future perform a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriter, its affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and other financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve assets, securities and/or instruments of ours or our affiliates. The Underwriter and its affiliates, directors, officers and employees may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ordinary shares be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	$	[●]
Nasdaq Capital Market Listing Fee	$	[●]
FINRA	$	[●]
Transfer Agent and Registrar fees and expenses	$	[●]
Legal fees and expenses	$	[●]
Printing fees and expenses	$	[●]
Accounting fees and expenses	$	[●]
Miscellaneous fees and expenses	$	[●]
Total	$	[●]

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Docvit. Conyers Dill & Pearman is acting as counsel to the Underwriter.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for the years ended September 20, 2019 and 2018, included in this prospectus have been so included in reliance on the report of Prager Metis CPAs, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Prager Metis CPAs, LLC is located at 401 Hackensack Avenue 4th Floor, Hackensack, NJ 07601.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

HUAKE HOLDING BIOLOGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Huake Holding Biology Co., Ltd. And Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	March 31, 2020	September 30, 2019
ASSETS
Current Assets
Cash	$132,088	$28,637
Restricted cash	-	41,262
Account receivable, net	4,593,965	1,959,863
Inventories	7,923,633	2,819,014
Advance to suppliers	4,112,891	10,628,732
Prepaid expenses and other current assets	94,340	109,126
Total current assets	16,856,917	15,586,634
Deposit for property purchase	692,012	-
Property and equipment, net	1,709,707	1,755,103
Total Assets	$19,258,636	$17,341,737

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$199,640	$76,815
Taxes payable	4,441,610	3,904,040
Accrued expenses and other current liabilities	119,920	84,087
Due to related parties	15,315	13,773
Total current liabilities	4,776,485	4,078,715
Total Liabilities	4,776,485	4,078,715

Shareholders’ Equity
Ordinary shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding	20,000,000	20,000,000
Discount on ordinary shares	(13,340,962)	(13,340,962)
Retained earnings	8,779,035	7,674,436
Accumulated other comprehensive loss	(955,922)	(1,070,452)
Total shareholders’ equity	14,482,151	13,263,022
Total Liabilities and Shareholders’ Equity	$19,258,636	$17,341,737

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd. And Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the six months ended March 31,
	2020	2019
Revenue	$7,328,885	$7,611,916
Cost of Goods Sold	5,803,937	6,225,725
Gross Profit	1,524,948	1,386,191

Operating expenses
Selling expenses	66,772	64,848
General and administrative	118,488	457,169
Total operating expenses	185,260	522,017

Operating Income	1,339,688	864,174

Other income
Subsidy income	-	36,661
Collection of bad debt	99,833	-
Total other income	99,833	36,661

Income before provision for income taxes	1,439,521	900,835

Provision for income taxes	334,922	225,209

Net Income	1,104,599	675,626

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	114,530	297,204
Total Comprehensive Income	$1,219,129	$972,830

Earnings per share
Basic and diluted	$0.06	$0.03

Weighted Average Number of Shares Outstanding
Basic and diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd. And Subsidiaries

Consolidated Statement of Shareholders’ Equity

(Unaudited)

			Discount on		Accumulated Other
	Ordinary Shares		Ordinary	Retained	Comprehensive
	Shares	Amount	Shares	Earnings	Loss	Total
Balance at September 30, 2019	20,000,000	$20,000,000	$(13,340,962)	$7,674,436	$(1,070,452)	$13,263,022

Foreign currency translation adjustment	-	-	-	-	114,530	114,530
Net income	-	-	-	1,104,599	-	1,104,599

Balance at March 31, 2020	20,000,000	$20,000,000	$(13,340,962)	$8,779,035	$(955,922)	$14,482,151

			Discount on		Accumulated Other
	Ordinary Shares		Ordinary	Retained	Comprehensive
	Shares	Amount	Shares	Earnings	Loss	Total
Balance at September 30, 2018	20,000,000	$20,000,000	$(13,382,997)	$6,063,603	$(532,430)	$12,148,176

Capital contribution	-	-	42,035	-	-	42,035
Foreign currency translation adjustment	-	-	-	-	297,204	297,204
Net income	-	-	-	675,626	-	675,626

Balance at March 31, 2019	20,000,000	$20,000,000	$(13,340,962)	$6,739,229	$(235,226)	$13,163,041

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd. And Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net income	$1,104,599	$675,626
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	62,589	62,306
Bad debt provision	-	4,961
Changes in Operating Assets and Liabilities:
Accounts receivable	(2,641,362)	(1,505,962)
Advance to suppliers	6,681,465	3,002,613
Inventory	(5,128,028)	(3,184,838)
Prepaid expenses and other current assets	15,973	307,582
Accounts payable	123,302	320,392
Advance from customers	-	(91,890)
Taxes payable	505,618	391,971
Accrued expenses and other current liabilities	35,384	4,959
Net cash provided by (used in) operating activities	759,540	(12,280)

INVESTING ACTIVITIES
Purchase of property and equipment	-	(32,795)
Deposit for property purchase	(698,832)	-
Net cash used in investing activities	(698,832)	(32,795)

FINANCING ACTIVITIES
Proceeds from (Repayment to) related parties	1,426	(2,196)
Capital contribution	-	42,674
Net cash provided by financing activities	1,426	40,478

Effect of exchange rate change on cash and restricted cash	55	2,553

Net increase (decrease) in cash and restricted cash	62,189	(2,044)
Cash and restricted cash, beginning of period	69,899	112,810
Cash and restricted cash, end of period	$132,088	$110,766

Supplemental disclosure of cash flow information:
Cash paid during the periods for:
Income taxes	$-	$-
Interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

1.	Nature of Operations

Business

Huake Holding Biology Co., Ltd (the “Company” or “Huake”), through its wholly owned subsidiaries and entities controlled through contractual agreements, engages in manufacturing and selling camellia oil and related products in mainland China.

Organization

Huake was established in February 2019 in the Cayman Islands.

China Ruiyuan Holding Co., Ltd (“Ruiyuan”) was established in March 2019 in Hong Kong. Ruiyuan is a wholly owned subsidiary of Huake.

Anhui Zhongruiyuan Biology Co., Ltd (“Zhongruiyuan”) was established in May 2019 in P.R. of China (“PRC”). Zhongruiyuan is a wholly owned subsidiary of Ruiyuan.

Anhui Aokai Fa Grease Technology Co., Ltd. (“AoKai Fa” or “VIE”) was established in 2011 in P.R. of China (“PRC”). AoKai Fa is a manufacturer of camellia oil and offers its products through wholesalers in mainland China.

Prior to the reorganization described below, shareholders of AoKai Fa were the ultimate controlling shareholder of Huake.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on May 25, 2019. The reorganization involved the formation of Huake, Ruiyuan and Zhongruiyuan, and signed contractual agreements between Zhongruiyuan and AoKai Fa. Consequently, Huake became the ultimate holding company of all other entities mentioned above.

On May 25, 2019, Zhongruiyuan entered into a series of contractual arrangements with AoKai Fa and its shareholders. These agreements include an Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements and Power of Attorneys (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Zhongruiyuan has the exclusive right to provide AoKai Fa services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Zhongruiyuan to absorb all of the risk of loss and receive all income from business activities of AoKai Fa. In essence, Zhongruiyuan has gained effective control over AoKai Fa. Therefore, the Company believes that AoKai Fa should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

The Company together with its wholly owned subsidiaries and its VIE are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as an acquisition of entities under common control. The accounts of the Company, its subsidiaries and VIE have been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following diagram illustrates our current corporate structure:

The VIE contractual arrangements

The Company’s main operating entities, AoKai Fa, is controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Zhongruiyuan is deemed to have a controlling financial interest in and be the primary beneficiary of AoKai Fa because it has both of the following characteristics:

●	The power to direct activities at AoKai Fa that most significantly impact such entity’s economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, AoKai Fa that could potentially be significant to such entity.

Pursuant to the contractual arrangements, AoKai Fa pays service fees equal to all of their net profit after tax payments to Zhongruiyuan. At the same time, Zhongruiyuan is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of AoKai Fa for the benefit of Zhongruiyuan and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE’s shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Ruiyuan and Zhongruiyuan are essentially holding companies and do not have active operations as of March 31, 2020. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE, AoKai Fa. The Company has not provided any financial support to the VIE as of March 31, 2020.

COVID-19 Impact

Due to the outbreak of COVID-19, the Company’s operations and financial performance has been negatively impacted in the following ways:

●	In terms of the impact on us and the agricultural machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese villages were locked down to control the spread of the disease. Our factories and facilities as well as our suppliers were closed down on January 24, 2020 due to Chinese Lunar New Year holiday and we reopened on February 20, 2020, two weeks later than normally expected.

●	Our manufacturing activities depend on a wide array of raw materials such as camellia seeds, and many others. We have not witnessed a surge in the price of our raw materials as compared to that of the same period of last fiscal year since the outbreak of COVID-19 pandemic. While our suppliers are back to normal levels of activity, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on the agricultural sector, such as logistics and other disruptions, including shortages of raw materials and delivery problems.

●	Although our supply chains and our ability to produce agricultural parts and machinery are up and running, the foregoing developments, could adversely affect our ongoing operations; as farms struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we may see decreased and cancelled orders.

●	We estimate that cash collected from account receivable for the six months ended March 31, 2020 would decrease by approximately 13.07%, or approximately 5.57 million RMB, as compared to that of the same period six months ended March 31, 2019, mainly due to our decreased sales.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Huake and its wholly owned subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, the recoverability of long-lived assets, recognition and measurement of deferred income taxes and valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our financial statements.

Cash

Cash includes cash on hand and demand deposits placed with banks in China. Deposits in banks in the PRC are not protected by FDIC insurance or any other similar insurance. The Company has not experienced any losses in such accounts.

Restricted Cash

Restricted cash represented the cash balance in one bank account which was frozen per court order. The lien was released in February 2020. (See Note 13)

Accounts Receivable

Accounts receivable are generated primarily through sales to wholesalers and are stated at invoiced amount, net of an allowance for doubtful accounts and bears no interest. A provision for doubtful accounts is determined based on a specific review of outstanding customer balances and historical customer write-off amounts and is charged to operations at the time management determines these accounts may become uncollectible.

The Company establishes an individualized credit and collection policy based on each individual customer’s credit history. The Company does not have a uniform policy that applies equally to all customers. The collection period usually ranges from three months to twelve months. The Company grants extended payment terms only when the Company believes that the payment will be collectible at the end of the term. The Company grants extended payment terms to customers based on the following factors: (a) whether or not the Company views a real need, from the customer’s perspective, for the extension and (b) how critical the Company’s relationship with the customer and is the customer the Company’s long-term business.

The Company reviews the accounts receivable on a periodic basis and based on its reviews, the Company recorded allowance for doubtful accounts of $18,634 and $18,460 as of March 31, 2020 and September 30, 2019, respectively and recorded bad debt expense of $0 and $4,961 for the six months ended March 31, 2020 and 2019.

Advance to suppliers

Advance to suppliers represent prepayments for raw materials which have not been received. The balance of the advance to suppliers is reduced and reclassified to inventories when the raw materials are received and pass quality inspection. The Company reviews its advance to suppliers on a periodic basis and makes general and specific allowances when there is a doubt as to the ability of a supplier to refund an advance or provide merchandise to the Company.

Inventory

The Company’s inventories, including raw materials, finished goods and packing materials are stated at the lower of cost or net realizable value using weighted-average method. Costs of finished goods include the cost of raw materials, direct labor and related production overhead.

The Company periodically reviews its inventory to identify and record reserves for slow moving or obsolete inventory at each reporting date. For the six months ended March 31, 2020 and 2019, the Company did not make provision for inventory in regard to slow moving or obsolete items.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Repairs that significantly extend the lives of equipment are capitalized, while routine repairs and maintenance are expensed when incurred. When property and equipment are retired, sold, or otherwise disposed of, the resulting gain or loss is recognized in selling, general and administrative expense in our statements of comprehensive income and the corresponding cost and accumulated depreciation is removed from our balance sheet. Depreciation is computed using the straight-line method over the estimated lives of the related assets generally ranging from five to twenty years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Useful life
Property and buildings	16-20 years
Machinery and equipment	10–20 years
Office equipment and furniture	5–10 years

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flows, indicate the carrying value of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If circumstances indicate impairment, the carrying amount of the asset is written down to fair value. The Company identified no such impairment losses during the six months ended March 31, 2020 and 2019.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) that replaces existing revenue recognition guidance. The new standard requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, Topic 606 requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new accounting standard, Topic 606, Revenue from Contracts with Customers, and all the related amendments (new revenue standard) to all contracts using the modified retrospective method beginning on October 1, 2018. The adoption did not result in an adjustment to the retained earnings as of September 30, 2018. The comparative information was not restated and continued to be reported under the accounting standards in effect for those periods. The adoption of the new revenue standard has no impact on either reported sales to customers or net earnings. In accordance with Topic 606, the Company considers revenue realized or realizable and earned when all the five following criteria are met:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price of the contract;

4.	Allocate the transaction price to the performance obligations in the contract;

5.	Recognize revenue when the performance obligations are met or delivered.

Product revenue is recognized when the Company satisfies its performance obligation by transferring promised goods to a customer. Revenue is measured at the transaction price, which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods to the customer. Generally, the Company recognizes revenue from product sales when goods are delivered to the customer, as control of goods occurs at the same time.

The Company utilized the modified retrospective approach when reviewing its customer contracts and current accounting policies and practices to identify potential differences that would result from applying the new requirements to its customer contracts. This approach includes the evaluation of its sales terms, performance obligations, transaction price, variable consideration, customer payments, transfer of control, costs to obtain and fulfill contracts and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore the application of this guidance did not have a material impact on its consolidated financial statements upon adoption of ASC 606. The Company did not need to record a cumulative effect adjustment to retained earnings as of the date of initial application and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

The Company recognizes revenue from the sale of products through its wholesalers. Sales represent the invoiced value of goods, net of value added tax (“VAT”), if any, and are recognized upon delivery of goods and passage of title. The Company’s customers pick up products directly from the Company’s warehouse or the Company utilizes external delivery service providers to deliver goods to its customers. Payments received in advance of delivery are classified as advances from customers.

The Company does not offer customers with right of return. The Company would exchange for any defective products. The historical exchanges on sales are insignificant.

The following table disaggregates our revenue by major source for the six months ended March 31, 2020 and 2019, respectively:

	For the Six Months Ended March 31,
	2020	2019
Sales of goods - Camellia oil	$6,807,113	$7,304,308
Sales of goods - Camellia oil residual	521,772	307,608
Total	$7,328,885	$7,611,916

Cost of goods sold

Cost of goods sold consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of property and machinery, warehousing and overhead associated with the manufacturing process.

Shipping and handling costs

The Company follows ASC 605-45, Handling Costs, and Shipping Costs. The Company classifies shipping and handling costs in selling expenses. For the six months ended March 31, 2020 and 2019, shipping and handling costs were $46,402 and $41,129, respectively.

Leases

The Company leases factories, warehouse facilities and office space under operating leases. The Company recognizes lease expenses on a straight-line basis over the term of the occupancy of the lease, beginning when the Company is granted possession of the leased premises.

Advertising Costs

Advertising costs consist primarily of advertising expense associated with operations and are expensed as incurred. Total advertising expense was $597 and $1,548 for the six months ended March 31, 2020 and 2019, respectively, and is included in selling expenses.

Income Taxes

The enterprise income tax is calculated on the basis of the statutory profit as defined in the PRC tax laws. The income tax returns for the years ended December 31, 2019, 2018 and 2017 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Value Added Tax (“VAT”)

The Company is subject to VAT, which is levied on a majority of the products, at a rate ranging from 9% to 13% on the invoiced value of sales depending on the type of products sold. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases.

The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

All of the VAT returns of the Company remain subject to examination by the tax authorities for five years from the date of filing.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash, accounts receivable, advance to suppliers, accounts payable and accrued expenses, and advances from customers approximate the fair value of the respective assets and liabilities at March 31, 2020 and September 30, 2019 based upon the short-term nature of the assets and liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

There are no financial instruments measured at fair value on a recurring basis.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average exchange rate during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical exchange rate. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of other comprehensive income included in statement of comprehensive income. Gains and losses from foreign currency transactions are included in the statement of comprehensive income.

The value of RMB against US$ may fluctuate. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	March 31, 2020	September 30, 2019
Period-end spot rate	US $1=RMB 7.0808	US $1=RMB 7.1477

	Six Months Ended March 31, 2020	Six Months Ended March 31, 2019
Average rate	US $1=RMB 7.0117	US $1=RMB 6.8302

New Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” ASU 2019-12 eliminates certain exceptions within ASC 740, “Income Taxes,” and clarifies certain aspects of ASC 740 to promote consistency among reporting entities. ASU 2019-12 is effective for interim and annual reporting periods beginning after December 15, 2020, with early adoption permitted. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is evaluating the impact that adoption of ASU 2019-12 will have on its consolidated financial statements.

3.	Inventory

Inventories consist of the following:

	As of	As of
	March 31, 2020	September 30, 2019
Raw and packaging materials	$1,051,720	$41,241
Finished goods	6,871,913	2,777,773
Total inventory	$7,923,633	$2,819,014

4.	Advance to suppliers

Advance to suppliers are mainly funds deposited for future raw material purchases. As a common practice in China’s agriculture industry, many of the Company’s major vendors require a certain amount to be deposited with them as a guarantee that the Company will receive the amount of raw materials at market price as per contract. Since the Company anticipated the demand of raw materials continues to be on the rise, the Company agreed to make large amounts of advances to suppliers. As of March 31, 2020 and September 30, 2019, such advance to suppliers was $4,112,891 and $10,628,732, respectively.

Aging of advance to suppliers is as follows:

	As of	As of
	March 31, 2020	September 30, 2019
Less than 3 months	$1,865,865	$5,568,522
between 4 to 6 months	1,384,278	4,287,283
between 7 to 9 months	862,712	435,003
between 10 to 12 months	36	337,924
Total advance to suppliers	$4,112,891	$10,628,732

Raw materials in relation to approximately 56% or $2.3 million of the March 31, 2020 advance to supplier balance were received in subsequent period as of October 31, 2020.

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of	As of
	March 31, 2020	September 30, 2019
Prepaid rent	$93,210	$109,126
Other receivable	1,130	-
Total prepaid expenses and other current assets	$94,340	$109,126

6.	Deposit for Property Purchase

On December 18, 2019, the Company entered into a purchase agreement to purchase land and building with an unrelated party who is the landlord of the property the Company currently renting. Total purchase price is RMB 96,800,000 (approximately $13,671,000). Based on the purchase agreement, the Company will pay RMB 2,500,000 (approximately $353,000) before December 31, 2019 and the balance will be paid monthly by December 31, 2022. On January 6, 2020, the Company entered into a supplement agreement to add additional terms to the purchase agreement dated December 18, 2019. Based on the supplement agreement, both parties agreed that the land and building certificates will be transferred to the Company once the company paid 70% of total purchase price which is approximately $9.6 million. Before transferring the land and building certificates to the Company, the Company will continue to make rent payment. Based on the agreement, the Company made deposit of $692,012 as of March 31, 2020. The future payment schedule is as follows:

Future payments are as followings as of September 30:

Year ended September 30,	Amount
2020	$2,990,481
2021	4,439,235
2022	4,439,235
2023	1,109,809
$12,978,760

7.	Property and Equipment

Property and equipment consist of the following:

	As of	As of
	March 31, 2020	September 30, 2019
Property and buildings	$466,664	$462,296
Machinery and equipment	2,079,911	2,060,444
Office equipment and furniture	10,110	10,016
Subtotal	2,556,685	2,532,756
Less: Accumulated depreciation	(846,978)	(777,653)
Property and equipment, net	$1,709,707	$1,755,103

Depreciation expense was $62,589 and $62,306 for the six months ended March 31, 2020 and 2019, respectively.

8.	Taxes Payable

Taxes payable consists of the following:

	As of	As of
	March 31, 2020	September 30, 2019
VAT	$1,568,474	$1,403,327
Income tax payable	2,687,850	2,334,143
Other taxes payable	185,286	166,570
Taxes Payable	$4,441,610	$3,904,040

9.	Shareholders’ Equity

The Company was authorized to issue 20,000,000 shares of Common Stock with par value of $1 per share. On February 15, 2019, the Company issued 20,000,000 shares of common stock at no cost to Aokai Fa’s shareholders in proportion to the shareholder’s equity share in Aokai Fa as part of the reorganization, which was retroactively applied as if the transaction occurred at the beginning of the period (See Note 1).

The total issued and outstanding shares of common stock were 20,000,000 as of March 31, 2020 and June 30, 2019.

From October 2018 to March 2019, Aokai Fa received capital contribution of $42,035 (RMB 291,472).

10.	Due to Related Parties

Due to related parties consist of the following:

	As of	As of
	March 31, 2020	September 30, 2019
Tingyin Zhang (1)	$15,315	$15,172
Shuguang Chang (2)	-	(1,399)
Total due to related parties	$15,315	$13,773

(1)	The balance represented advances from Mr. Tingyin Zhang, AoKai Fa’s chairman of the board of directors and legal representative until July 2, 2019, major shareholder and director, for payment of the Company’s expenses on behalf of the Company. The advances are non-interest bearing and due on demand.

(2)	The balance represented advances made to Mr. Shuguang Chang for travel expenditures. Mr. Chang is AoKai Fa’s legal representative since July 2, 2019, shareholder, director and general manager. Mr. Chang is also director of Aokai Fa. The advance was repaid in full to the Company in February 2020.

11.	Leases

The Company has entered into operating leases for its offices and operating facilities. The lease period is from January 1, 2017 to December 31, 2022. The annual rent is approximately $34,945 (RMB 240,000). Rent expense for leases is recognized on a straight-line basis over the term of the lease.

On June 20, 2019, the Company signed a supplementary lease agreement to extend the lease period to December 31, 2042. Based on the supplementary lease agreement, the annual rent is approximately $34,945 (RMB 240,000) for rent period from January 1, 2023 to December 31, 2027. The annual rent for the period from January 1, 2028 to December 31, 2042 was not determined and will be based on the market price at the time.

The Company has prepaid rent up until December 31, 2022. Future minimum lease payments are as follows:

Year ended September 30,	Amount
2021	$-
2022	-
2023	25,421
2024	33,894
2025	33,894
2026 and thereafter	76,263
Total	$169,472

12.	Income Taxes

The Company is operating in the PRC and is subject to the Corporate Income Tax Law of the People’s Republic of China at a unified income tax rate of 25%.

Reconciliation between the income tax statutory rate and the Company’s effective tax rate is as follows:

	March 31, 2020	September 30, 2019
PRC enterprise statutory income tax rate	25%	25%
Expenses not deductible for income tax purposes	(2)%	(1)%
Effective income tax rates	23%	24%

13.	Concentration of Credit Risk

All of the Company’s sales are made to customers that are located primarily in the Mainland China. For the six months ended March 31, 2020, no customer accounted for more than 10% of total revenue. For the six months ended March 31, 2019, no customer accounted for more than 10% of total revenue As of March 31, 2020, one customer’s accounts receivable accounted for 12% of the total outstanding accounts receivable balance. As of September 30, 2019, no customer’s accounts receivable accounted for more than 10% of the total outstanding accounts receivable balance.

For the six months ended March 31, 2020, the Company purchased approximately 11%, 11% and 10% of its raw materials from three largest suppliers, respectively. For the six months ended March 31, 2019, the Company purchased approximately 12%, 12% and 11% of its raw materials from three largest suppliers, respectively. As of March 31, 2020, advanced payments to three major suppliers accounted for 25%, 21% and 21% of the total advance payments outstanding, respectively. As of September 30, 2019, advanced payments to three major suppliers accounted for 13%, 12% and 11% of the total advance payments outstanding, respectively.

14.	Commitments, Contingency and Litigation

In May 2019, The People’s Court of Shucheng issued civil verdict to freeze one of AoKai Fa’s bank accounts due to investment contract dispute involving an investor, AoKai Fa, and a former major shareholder of the Company. In January 2020, the investor, AoKai Fa, and the former major shareholder resolved the dispute without litigation by entering a settlement agreement. The frozen order on bank account has removed in February 2020.

The Company entered into a purchase agreement with an unrelated party to purchase land and building on December 18, 2019 and supplement agreement on January 6, 2020. Total purchase price is RMB 96,800,000 (approximately $13,671,000). The Company made deposit of $692,012 as of March 31, 2020. The Company is obligated to pay off the balance by December 31, 2022. (See Note 6)

The Company has operating leases agreement for its offices and operating facilities. The lease expires in December 31, 2042. (See Note 11)

15.	Condensed Financial Information for the Parent Company

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIE exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2020 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Huake Holding Biology Co., Ltd.

Balance Sheets

	March 31, 2020	September 30, 2019
ASSETS
Current Assets
Investment in subsidiaries and VIE	$14,482,151	$13,263,022
Total Assets	$14,482,151	$13,263,022

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total Liabilities	$-	$-

Shareholders’ Equity
Ordinary shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding as of March 31, 2020 and September 30, 2019, respectively;	20,000,000	20,000,000
Discount on ordinary shares	(13,340,962)	(13,340,962)
Retained earnings	8,779,035	7,674,436
Accumulated other comprehensive loss	(955,922)	(1,070,452)
Total shareholders’ equity	14,482,151	13,263,022
Total Liabilities and Shareholders’ Equity	$14,482,151	$13,263,022

Huake Holding Biology Co., Ltd.

Statements of Comprehensive Income

	For the six months ended March 31,
	2020	2019
Equity in Earnings of Subsidiaries and VIE	$1,104,599	$675,626
Net Income	1,104,599	675,626

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	114,530	264,886
Total Comprehensive Income	$1,219,129	$940,512

Huake Holding Biology Co., Ltd.

Statements of Cash Flows

	For the six months ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net income	$1,104,599	$675,626
Adjustments to reconcile net income to net cash used in operating activities
Equity in earnings of subsidiaries and VIE	(1,104,599)	(675,626)
Net cash provided by operating activities	-	-

Net increase in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

16.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through December 8, 2020, the date the consolidated financial statements were available to be issued and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Huake Holding Biology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huake Holding Biology Co., Ltd. and subsidiaries (“the Company”) as of September 30, 2019 and 2018, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2019, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2018

Hackensack, New Jersey

December 4, 2020

Huake Holding Biology Co., Ltd and Subsidiaries

Consolidated Balance Sheets

	September 30, 2019	September 30, 2018
ASSETS
Current Assets
Cash	$28,637	$112,810
Restricted cash	41,262	-
Account receivable, net	1,959,863	4,888,893
Inventories	2,819,014	2,195,320
Advance to suppliers	10,628,732	6,172,175
Prepaid expenses and other current assets	109,126	328,609
Total current assets	15,586,634	13,697,807

Property and equipment, net	1,755,103	1,919,833
Total Assets	$17,341,737	$15,617,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$76,815	$55,851
Advance from customers	-	91,384
Taxes payable	3,904,040	3,228,411
Accrued expenses and other current liabilities	84,087	79,484
Due to related parties	13,773	14,334
Total current liabilities	4,078,715	3,469,464
Total Liabilities	4,078,715	3,469,464

Shareholders’ Equity
Ordinary shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding	20,000,000	20,000,000
Discount on ordinary shares	(13,340,962)	(13,382,997)
Retained earnings	7,674,436	6,063,603
Accumulated other comprehensive loss	(1,070,452)	(532,430)
Total shareholders’ equity	13,263,022	12,148,176
Total Liabilities and Shareholders’ Equity	$17,341,737	$15,617,640

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the years ended September 30,
	2019	2018
Revenue	$13,929,469	$14,040,511
Cost of Goods Sold	11,174,901	11,482,185
Gross Profit	2,754,568	2,558,326

Operating expenses
Selling expenses	125,312	147,613
General and administrative	590,139	298,415
Total operating expenses	715,451	446,028

Operating Income	2,039,117	2,112,298

Other income
Subsidy income	40,784	-
Collection of bad debt	50,907	-
Total other income	91,691	-

Income before provision for income taxes	2,130,808	2,112,298

Provision for income taxes	519,975	522,338

Net Income	1,610,833	1,589,960

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(538,022)	(513,525)
Total Comprehensive Income	$1,072,811	$1,076,435

Earnings per share
Basic and diluted	$0.08	$0.08

Weighted Average Number of Shares Outstanding
Basic and diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd and Subsidiaries

Consolidated Statement of Shareholders’ Equity

			Discount on		Accumulated Other
	Ordinary Shares		Ordinary	Retained	Comprehensive
	Shares	Amount	Shares	Earnings	Loss	Total
Balance at September 30, 2017	20,000,000	$20,000,000	$(15,877,358)	$4,473,643	$(18,905)	$8,577,380

Capital contribution	-	-	2,494,361	-	-	2,494,361
Foreign currency translation adjustment	-	-	-	-	(513,525)	(513,525)
Net income	-	-	-	1,589,960	-	1,589,960

Balance at September 30, 2018	20,000,000	20,000,000	(13,382,997)	6,063,603	(532,430)	12,148,176

Capital contribution	-	-	42,035	-	-	42,035
Foreign currency translation adjustment	-	-	-	-	(538,022)	(538,022)
Net income	-	-	-	1,610,833	-	1,610,833

Balance at September 30, 2019	20,000,000	$20,000,000	$(13,340,962)	$7,674,436	$(1,070,452)	$13,263,022

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd and Subsidiaries

Consolidated Statements of Cash Flows

	For the years ended September 30,
	2019	2018
OPERATING ACTIVITIES
Net income	$1,610,833	$1,589,960
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	125,734	130,206
Bad debt provision	4,928	15,001
Changes in Operating Assets and Liabilities:
Accounts receivable	2,841,262	(2,899,980)
Advance to suppliers	(4,884,222)	(3,403,605)
Inventory	(737,715)	1,743,651
Prepaid expenses and other current assets	214,810	(342,811)
Accounts payable	24,066	(6,140)
Advance from customers	(91,287)	(91,846)
Taxes payable	833,735	848,545
Accrued expenses and other current liabilities	8,020	(13,234)
Net cash used in operating activities	(49,836)	(2,430,253)

INVESTING ACTIVITIES
Purchase of property and equipment	(32,581)	(8,673)
Net cash used in investing activities	(32,581)	(8,673)

FINANCING ACTIVITIES
Capital contribution	42,394	2,443,480
Net cash provided by financing activities	42,394	2,443,480

Effect of exchange rate change on cash and restricted cash	(2,888)	(3,722)

Net increase (decrease) in cash and restricted cash	(42,911)	832
Cash and restricted cash, beginning of year	112,810	111,978
Cash and restricted cash, end of year	$69,899	$112,810

Supplemental disclosure of cash flow information:
Cash paid during the years for:
Income taxes	$1,247	$-
Interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Huake Holding Biology Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization and Nature of Operations

Business

Huake Holding Biology Co., Ltd (the “Company” or “Huake”), through its wholly owned subsidiaries and entities controlled through contractual agreements, engages in manufacturing and selling camellia oil and related products in mainland China.

Organization

Huake was established in February 2019 in the Cayman Islands.

China Ruiyuan Holding Co., Ltd (“Ruiyuan”) was established in March 2019 in Hong Kong. Ruiyuan is a wholly owned subsidiary of Huake.

Anhui Zhongruiyuan Biology Co., Ltd (“Zhongruiyuan”) was established in May 2019 in P.R. of China (“PRC”). Zhongruiyuan is a wholly owned subsidiary of Ruiyuan.

Anhui Aokai Fa Grease Technology Co., Ltd. (“AoKai Fa” or “VIE”) was established in 2011 in P.R. of China (“PRC”). AoKai Fa is a manufacturer of camellia oil and offers its products through wholesalers in mainland China.

Prior to the reorganization described below, shareholders of AoKai Fa were the ultimate controlling shareholder of Huake.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on May 25, 2019. The reorganization involved the formation of Huake, Ruiyuan and Zhongruiyuan, and signed contractual agreements between Zhongruiyuan and AoKai Fa. Consequently, Huake became the ultimate holding company of all other entities mentioned above.

On May 25, 2019, Zhongruiyuan entered into a series of contractual arrangements with AoKai Fa and its shareholders. These agreements include an Exclusive Purchase Agreement, Exclusive Business Cooperation Agreement, Equity Pledge Agreements and Power of Attorneys (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Zhongruiyuan has the exclusive right to provide AoKai Fa services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Zhongruiyuan to absorb all of the risk of loss and receive all income from business activities of AoKai Fa. In essence, Zhongruiyuan has gained effective control over AoKai Fa. Therefore, the Company believes that AoKai Fa should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

The Company together with its wholly owned subsidiaries and its VIE are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as an acquisition of entities under common control. The accounts of the Company, its subsidiaries and VIE have been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following diagram illustrates our current corporate structure:

The VIE contractual arrangements

The Company’s main operating entities, AoKai Fa, is controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Zhongruiyuan is deemed to have a controlling financial interest in and be the primary beneficiary of AoKai Fa because it has both of the following characteristics:

●	The power to direct activities at AoKai Fa that most significantly impact such entity’s economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, AoKai Fa that could potentially be significant to such entity.

Pursuant to the contractual arrangements, AoKai Fa pays service fees equal to all of their net profit after tax payments to Zhongruiyuan. At the same time, Zhongruiyuan is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of AoKai Fa for the benefit of Zhongruiyuan and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE’s shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Ruiyuan and Zhongruiyuan are essentially holding companies and do not have active operations as of September 30, 2019 and 2018. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE, AoKai Fa. The Company has not provided any financial support to the VIE for the years ended September 30, 2019 and 2018.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Huake and its wholly owned subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, the recoverability of long-lived assets, recognition and measurement of deferred income taxes and valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to our financial statements.

Cash

Cash includes cash on hand and demand deposits placed with banks in China. Deposits in banks in the PRC are not protected by FDIC insurance or any other similar insurance. The Company has not experienced any losses in such accounts.

Restricted Cash

Restricted cash represented the cash balance in one bank account which was frozen per court order. The lien was released in February 2020. (See Note 13)

Accounts Receivable

Accounts receivable are generated primarily through sales to wholesalers and are stated at invoiced amount, net of an allowance for doubtful accounts and bears no interest. A provision for doubtful accounts is determined based on a specific review of outstanding customer balances and historical customer write-off amounts and is charged to operations at the time management determines these accounts may become uncollectible.

The Company establishes an individualized credit and collection policy based on each individual customer’s credit history. The Company does not have a uniform policy that applies equally to all customers. The collection period usually ranges from three months to twelve months. The Company grants extended payment terms only when the Company believes that the payment will be collectible at the end of the term. The Company grants extended payment terms to customers based on the following factors: (a) whether or not the Company views a real need, from the customer’s perspective, for the extension and (b) how critical the Company’s relationship with the customer and is the customer the Company’s long-term business.

The Company reviews the accounts receivable on a periodic basis and based on its reviews, the Company recorded allowance for doubtful accounts of $18,460 and $14,278 as of September 30, 2019 and 2018, respectively and recorded bad debt expense of $4,928 and $15,001 for the years ended September 30, 2019 and 2018.

Advance to suppliers

Advance to suppliers represent prepayments for raw materials which have not been received. The balance of the advance to suppliers is reduced and reclassified to inventories when the raw materials are received and pass quality inspection. The Company reviews its advance to suppliers on a periodic basis and makes general and specific allowances when there is a doubt as to the ability of a supplier to refund an advance or provide merchandise to the Company.

Inventory

The Company’s inventories, including raw materials, finished goods and packing materials are stated at the lower of cost or net realizable value using weighted-average method. Costs of finished goods include the cost of raw materials, direct labor and related production overhead.

The Company periodically reviews its inventory to identify and record reserves for slow moving or obsolete inventory at each reporting date. For the years ended September 30, 2019 and 2018, the Company did not make provision for inventory in regard to slow moving or obsolete items.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Repairs that significantly extend the lives of equipment are capitalized, while routine repairs and maintenance are expensed when incurred. When property and equipment are retired, sold, or otherwise disposed of, the resulting gain or loss is recognized in selling, general and administrative expense in our statements of comprehensive income and the corresponding cost and accumulated depreciation is removed from our balance sheet. Depreciation is computed using the straight-line method over the estimated lives of the related assets generally ranging from five to twenty years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Useful life
Property and buildings	16-20 years
Machinery and equipment	10–20 years
Office equipment and furniture	5–10 years

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances, such as unplanned negative cash flows, indicate the carrying value of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If circumstances indicate impairment, the carrying amount of the asset is written down to fair value. The Company identified no such impairment losses during the years ended September 30, 2019 and 2018.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) that replaces existing revenue recognition guidance. The new standard requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, Topic 606 requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted the new accounting standard, Topic 606, Revenue from Contracts with Customers, and all the related amendments (new revenue standard) to all contracts using the modified retrospective method beginning on October 1, 2018. The adoption did not result in an adjustment to the retained earnings as of September 30, 2018. The comparative information was not restated and continued to be reported under the accounting standards in effect for those periods. The adoption of the new revenue standard has no impact on either reported sales to customers or net earnings. In accordance with Topic 606, the Company considers revenue realized or realizable and earned when all the five following criteria are met:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price of the contract;

4.	Allocate the transaction price to the performance obligations in the contract;

5.	Recognize revenue when the performance obligations are met or delivered.

Product revenue is recognized when the Company satisfies its performance obligation by transferring promised goods to a customer. Revenue is measured at the transaction price, which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods to the customer. Generally, the Company recognizes revenue from product sales when goods are delivered to the customer, as control of goods occurs at the same time.

The Company utilized the modified retrospective approach when reviewing its customer contracts and current accounting policies and practices to identify potential differences that would result from applying the new requirements to its customer contracts. This approach includes the evaluation of its sales terms, performance obligations, transaction price, variable consideration, customer payments, transfer of control, costs to obtain and fulfill contracts and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore the application of this guidance did not have a material impact on its consolidated financial statements upon adoption of ASC 606. The Company did not need to record a cumulative effect adjustment to retained earnings as of the date of initial application and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

The Company recognizes revenue from the sale of products through its wholesalers. Sales represent the invoiced value of goods, net of value added tax (“VAT”), if any, and are recognized upon delivery of goods and passage of title. The Company’s customers pick up products directly from the Company’s warehouse or the Company utilizes external delivery service providers to deliver goods to its customers. Payments received in advance of delivery are classified as advances from customers.

The Company does not offer customers with right of return. The Company would exchange for any defective products. The historical exchanges on sales are insignificant.

The following table disaggregates our revenue by major source for the years ended September 30, 2019 and 2018, respectively:

	For the Years Ended September 30,
	2019	2018
Sales of goods - Camellia oil	$13,156,451	$13,032,102
Sales of goods - Camellia oil residual	773,018	1,008,409
Total	$13,929,469	$14,040,511

Cost of goods sold

Cost of goods sold consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of property and machinery, warehousing and overhead associated with the manufacturing process.

Shipping and handling costs

The Company follows ASC 605-45, Handling Costs, and Shipping Costs. The Company classifies shipping and handling costs in selling expenses. For the years ended September 30, 2019 and 2018, shipping and handling costs were $78,736 and $85,683, respectively.

Leases

The Company leases factories, warehouse facilities and office space under operating leases. The Company recognizes lease expenses on a straight-line basis over the term of the occupancy of the lease, beginning when the Company is granted possession of the leased premises.

Advertising Costs

Advertising costs consist primarily of advertising expense associated with operations and are expensed as incurred. Total advertising expense was $1,664 and $6,569 for the years ended September 30, 2019 and 2018, respectively, and is included in selling expenses.

Income Taxes

The enterprise income tax is calculated on the basis of the statutory profit as defined in the PRC tax laws. The income tax returns for the years ended December 31, 2019, 2018 and 2017 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Value Added Tax (“VAT”)

The Company is subject to VAT, which is levied on a majority of the products, at a rate ranging from 9% to 13% on the invoiced value of sales depending on the type of products sold. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases.

The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess.

All of the VAT returns of the Company remain subject to examination by the tax authorities for five years from the date of filing.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash, accounts receivable, advance to suppliers, accounts payable and accrued expenses, and advances from customers approximate the fair value of the respective assets and liabilities at September 30, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

There are no financial instruments measured at fair value on a recurring basis.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The Company’s functional currency is RMB. The financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average exchange rate during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical exchange rate. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of other comprehensive income included in statement of comprehensive income. Gains and losses from foreign currency transactions are included in the statement of comprehensive income.

The value of RMB against US$ may fluctuate. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	September 30, 2019	September 30, 2018
Period-end spot rate	US $1=RMB 7.1477	US $1=RMB 6.8680
Average rate	US $1=RMB 6.8753	US $1=RMB 6.5368

New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), Leases (Topic 842). ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. ASU 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on the Company’s financial statement presentation or disclosures.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification. There have been a number of ASUs to date that amend the original text of the ASC. Except for the ASUs listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, or (iii) are not applicable to the Company. Additionally, there were various other accounting standards and interpretations issued during fiscal years ended September 30, 2019 and 2018 that the Company has not yet been required to adopt, none of which is expected to have a material impact on the Company’s financial statements and the notes thereto going forward.

3.	Inventory

Inventories consist of the following:

	As of	As of
	September 30, 2019	September 30, 2018
Raw and packaging materials	$41,241	$33,632
Finished goods	2,777,773	2,161,688
Total inventory	$2,819,014	$2,195,320

4.	Advance to suppliers

Advance to suppliers are amounts paid for future raw material purchases. As a common practice in China’s agriculture industry, many of the Company’s major vendors require a certain amount to be deposited with them as a guarantee that the Company will receive the amount of raw materials at market price as per contract. Since the Company anticipated the demand of raw materials continues to be on the rise, the Company agreed to make large amounts of advances to suppliers. As of September 30, 2019 and 2018, such advance to suppliers was $10,628,732 and $6,172,175, respectively.

Aging of advance to suppliers is as follows:

	As of	As of
	September 30, 2019	September 30, 2018
Less than 3 months	$5,568,522	$3,662,464
between 4 to 6 months	4,287,283	2,237,594
between 7 to 9 months	435,003	257,963
between 10 to 12 months	337,924	14,154
Total advance to suppliers	$10,628,732	$6,172,175

The Company received raw materials for all the September 30, 2019 advance to supplier balance in subsequent period.

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following:

	As of	As of
	September 30, 2019	September 30, 2018
Employee advance	$-	$5,371
Loan receivable	-	291,206
Prepaid rent	109,126	32,032
Total prepaid expenses and other current assets	$109,126	$328,609

Loan receivable was from an unrelated party, with principle of $291,206 (RMB2,000,000) and annual interest rate of 1.2%, without collateral, starting from August 1, 2018 and due on July 31, 2019. The loan receivable was collected in full in December 2018.

6.	Property and Equipment

Property and equipment consist of the following:

	As of	As of
	September 30, 2019	September 30, 2018
Property and buildings	$462,296	$481,123
Machinery and equipment	2,060,444	2,103,486
Office equipment and furniture	10,016	10,424
Construction in progress	-	8,255
Subtotal	2,532,756	2,603,288
Less: Accumulated depreciation	(777,653)	(683,455)
Property and equipment, net	$1,755,103	$1,919,833

Depreciation expense was $125,734 and $130,206 for the years ended September 30, 2019 and 2018, respectively.

7.	Taxes Payable

Taxes payable consists of the following:

	As of	As of
	September 30, 2019	September 30, 2018
VAT	$1,403,327	$1,177,769
Income tax payable	2,334,143	1,909,921
Other taxes payable	166,570	140,721
Total tax payable	$3,904,040	$3,228,411

8.	Shareholders’ Equity

The Company was authorized to issue 20,000,000 shares of Common Stock with par value of $1 per share. The Company issued 20,000,000 shares of common stock at no cost to Aokai Fa’s shareholders in proportion to the shareholder’s equity share in Aokai Fa as part of the reorganization, which was retroactively applied as if the transaction occurred at the beginning of the period (See Note 1).

Total issued and outstanding shares of common stock were 20,000,000 as of September 30, 2019 and 2018.

In February and June 2018, the Company received $2,494,361 (15,972,540 RMB) capital from 71 shareholders. From October 2018 to September 2019, the Company received capital contribution of $42,035 (RMB 291,472).

9.	Due to Related Parties

Due to related parties consist of the following:

	As of	As of
	September 30, 2019	September 30, 2018
Tingyin Zhang (1)	$15,172	$15,790
Shuguang Chang (2)	(1,399)	(1,456)
Total due to related parties	$13,773	$14,334

(1)	The balance represented advances from Mr. Tingyin Zhang, AoKai Fa’s chairman of the board of directors and legal representative until July 2, 2019, major shareholder and director, for payment of the Company’s expenses on behalf of the Company. The advances are non-interest bearing and due on demand.

(2)	The balance represented advances made to Mr. Shuguang Chang for travel expenditures. Mr. Chang is AoKai Fa’s legal representative since July 2, 2019, shareholder, director and general manager. Mr. Chang is also director of Zhongruiyuan. The advance was repaid in full to the Company in February 2020.

10.	Leases

The Company has entered into operating leases for its offices and operating facilities. The lease period is from January 1, 2017 to December 31, 2022. The annual rent is approximately $34,945 (RMB 240,000). Rent expense for leases is recognized on a straight-line basis over the term of the lease.

On June 20, 2019, the Company signed a supplementary lease agreement to extend the lease period to December 31, 2042. Based on the supplementary lease agreement, the annual rent is approximately $34,945 (RMB 240,000) for rent period from January 1, 2023 to December 31, 2027. The annual rent for the period from January 1, 2028 to December 31, 2042 was not determined and will be based on the market price at the time.

As of September 30, 2019, the Company has prepaid rent through December 31, 2022. Future minimum lease payments are as follows as of September 30, 2019:

Year ended September 30,	Amount
2020	$-
2021	-
2022	-
2023	25,183
2024	33,577
2025 and thereafter	109,126
Total	$167,886

11.	Income Taxes

The Company’s major operation is in the PRC and is subject to the Corporate Income Tax Law of the People’s Republic of China at a unified income tax rate of 25%.

Reconciliation between the income tax statutory rate and the Company’s effective tax rate is as follows:

	September 30, 2019	September 30, 2018
PRC enterprise statutory income tax rate	25%	25%
Expenses not deductible for income tax purposes	(1)%	-%
Effective income tax rates	24%	25%

12.	Concentration of Credit Risk

All of the Company’s sales are made to customers that are located primarily in the Mainland China. For the year ended September 30, 2019, no customer accounted for more than 10% of total revenue. For the year ended September 30, 2018, four customers accounted for 12%, 12%, 11% and 11% of total revenue, respectively. As of September 30, 2019, no customer’s accounts receivable accounted for more than 10% of the total outstanding accounts receivable balance. As of September 30, 2018, one customer’s accounts receivable accounted for 10% of the total outstanding accounts receivable balance.

For the year ended September 30, 2019, the Company purchased approximately 15%, 14%, 13% and 12% of its raw materials from its four largest suppliers. For the year ended September 30, 2018, the Company purchased approximately 29%, 21% and 15% of its raw materials from its three largest suppliers. As of September 30, 2019, advanced payments to its three major suppliers accounted for 13%, 12% and 11% of the total advance payments outstanding. As of September 30, 2018, advanced payments to its four major suppliers accounted for 22%, 20%, 14% and 12% of the total advance payments outstanding.

13.	Commitments, Contingency and Litigation

In May 2019, The People’s Court of Shucheng issued civil verdict to freeze one of AoKai Fa’s bank accounts due to investment contract dispute involving an investor, AoKai Fa, and a former major shareholder of the Company. In January 2020, the investor, AoKai Fa, and the former major shareholder resolved the dispute without litigation by entering a settlement agreement. Based on the agreement, the former major shareholder made payment to the investor subsequently. The frozen order on bank account was removed in February 2020.

14.	Condensed Financial information for the Parent Company

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIE exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2019 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Huake Holding Biology Co., Ltd.
Balance Sheets

	September 30, 2019	September 30, 2018
ASSETS
Current Assets
Investment in subsidiaries and VIE	$13,263,022	$12,148,176
Total Assets	$13,263,022	$12,148,176

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total Liabilities	$-	$-

Shareholders’ Equity
Ordinary shares, $1 par value, 20,000,000 shares authorized; 20,000,000 shares issued and outstanding as of March 31, 2020 and September 30, 2019, respectively;	20,000,000	20,000,000
Discount on ordinary shares	(13,340,962)	(13,382,997)
Retained earnings	7,674,436	6,063,603
Accumulated other comprehensive loss	(1,070,452)	(532,430)
Total shareholders’ equity	13,263,022	12,148,176
Total Liabilities and Shareholders’ Equity	$13,263,022	$12,148,176

Huake Holding Biology Co., Ltd.

Statements of Comprehensive Income

	For the years ended September 30,
	2019	2018
Equity in Earnings of Subsidiaries and VIE	$1,610,833	$1,589,960
Net Income	1,610,833	1,589,960

Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment	(538,022)	(513,525)
Total Comprehensive Income	$1,072,811	$1,076,435

Huake Holding Biology Co., Ltd.
Statements of Cash Flows

	For the years ended September 30,
	2019	2018
OPERATING ACTIVITIES
Net income	$1,610,833	$1,589,960
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of subsidiaries and VIE	(1,610,833)	(1,589,960)
Net cash provided by operating activities	-	-

Net increase in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$-	$-

14.	Subsequent Events

The outbreak of COVID19 coronavirus in China starting from the beginning of 2020 has resulted reduction of manufacturing hours for our factory. Even our factory has resumed production from February 20, 2020, the demand for our products decreased in February and March 2020. The recent developments of COVID 19 are expected to result in lower sales and gross margin in 2020. Other financial impact could occur though such potential impact is unknown at this time.

The Company entered into a building and equipment purchase agreement with an unrelated party on December 18, 2019 and supplement agreement on January 6, 2020. Total purchase price is RMB 96,800,000 (approximately $13,671,000). Based on the purchase agreement, the Company will pay RMB 2,500,000 (approximately $353,000) before December 31, 2019 and the balance will be paid monthly by December 31, 2022. Based on the supplement agreement, both parties agreed that the land and building certificates will be transferred to the Company once the company paid 70% of total purchase price. The Company made deposit of $692,012 as of March 31, 2020. The Company is obligated to pay off the balance by December 31, 2022.

[●] Ordinary Shares

[Insert Company Logo]

Huake Holding Biology Co., LTD

Prospectus dated [●], 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, as adopted by special resolutions on February 15, 2019, provide that, to the extent permitted by law, we shall indemnify each director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default; and

(b)	without limitation to paragraph (a) above, expenses, including legal fees, incurred by a director, alternate director or officer, or former director, alternate director or officer in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by such party to repay the amount if it shall ultimately be determined that such director, alternate director or officer is not entitled to be indemnified by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

The Company may purchase and maintain insurance in relation to any person who is or was a director, alternate director, officer or liquidator of the company, or who at the request of the company is or was serving as a director, alternate director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of securities. We believe that our issuances of share awards to our employees, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. During the past three years, we have issued the following securities:

On February 15, 2019, we issued an aggregate of 20,000,000 Ordinary Shares to 113 founders who are either the equity owners of Aokai Fa (Anhui Aokai Fa Grease Technology Co., Ltd.) or their designed recipients.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Memorandum and Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
5.1	Form of opinion of Cayman Counsel regarding the validity of the Ordinary Shares being registered*
8.1	Form of opinion of Docvit Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)*
10.1	Form of Exclusive Business Cooperation Agreements between WFOE and Aokai Fa
10.2	Form of Exclusive Option Agreement between the shareholders of Aokai Fa, Aokai Fa and WFOE
10.3	Form of Equity Interest Pledge Agreement, between the shareholders of Aokai Fa, Aokai Fa and WFOE
10.4	Form of Power of Attorney executed by each shareholder of Aokai Fa
10.5	Form of Spousal Consent by spouses of married shareholders of Aokai Fa
21.1	Subsidiaries*
23.1	Consent of Prager Metis CPAs, LLC*
23.2	Consent of Cayman Counsel (included in Exhibit 5.1)*
23.3	Consent of Docvit Law Firm (included in Exhibit 99.2)*
99.1	Code of Business Conduct and Ethics of the Registrant*
99.2	Form of opinion of Docvit Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE agreements*
99.3	Consent of Pingting Wang

*	To be filed by amendment

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenyang, People’s Republic of China, on December 11, 2020.

Huake Holding Biology Co., LTD

By:	/s/ Pingting Wang
Ms. Pingting Wang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pingting Wang and Changsheng Zheng, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Pingting Wang	Chief Executive Officer	December 11, 2020
Name: Pingting Wang	(Principal Executive Officer)

/s/ Changsheng Zheng	Chief Financial Officer	December 11, 2020
Name: Changsheng Zheng	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, DE on December 11, 2020.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director